Financial Highlights

All amounts in thousands, except per share data	2007*	2006**
Operations		
Net sales	$1,240,438	$1,188,178
(Loss) earnings before income taxes and cumulative effect of a change in accounting principle	(24,054)	28,869
Net (loss) earnings	(1,825)	[illegible]
Depreciation, amortization, and depletion	94,330	[illegible]
Net cash provided by operating activities	54,813	37,982
Capital expenditures	30,088	23,856
Financial Condition		
Cash and cash equivalents	$ 18,121	$ 26,122
Working capital	112,922	139,965
Property, plant, and equipment (net)	413,296	468,372
Long-term debt	139,358	60,287
Stockholders' equity	280,915	[illegible]
Total assets	744,197	[illegible]
Shareholder Data		
Per share of common stock:		
Net (loss) earnings–basic	$ (0.04)	$ 0.35
Net (loss) earnings–diluted	(0.04)	0.34
Cash dividends declared	0.34	0.34
Stockholders' equity	5.57	5.38
Approximate number of shareholders as of 2/15/08	42,600	

* In 2007 includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill. In addition, effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely to our operating structure resulting in state tax benefits of $11.6 million or $0.23 per share primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries.

** In 2006 includes impact to accumulated other comprehensive loss of $36.6 million ($58.[illegible] million pre-tax) for the adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans."

This Annual Report includes forward-looking statements. A cautionary statement regarding forward-looking statements is set forth under the caption "Information Concerning Forward-Looking Statements" in the Financial Section as part of Management's Discussion and Analysis of Financial Condition and Results of Operations. This report should be considered in light of such cautionary statements and the risk factors disclosed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007.

The paper industry has undergone sweeping changes in recent years as North American demand in many categories has declined while raw material and energy costs have risen sharply. The sustainability of this once highly regionalized industry has been challenged by increased global competition for raw materials and fluctuations in currency exchange rates. These factors have led to reduced margins for many paper producers as industry consolidation and capacity rationalization, although significant, have been insufficient to generate the pricing leverage necessary to fully offset the impact of increased manufacturing costs.

Against this competitive landscape, which has clearly challenged Wausau Paper's financial performance, we remain focused on the drivers of our business – strategic markets, product innovation, customer service, and operational excellence – to deliver the progress essential to our long-term success. This focus supports our growth in attractive markets where our specialized capabilities provide both competitive advantage and a solid platform from which improved financial results can be delivered. We approach the future confident that our well-defined core strategies – and the commitment to pursue them despite dynamic market and economic conditions – position us to meet the needs of our customers and long-term expectations of shareholders.

to our shareholders

  

2007 was a year of significant change for both the paper industry and Wausau Paper. Global demand for market pulp – the primary raw material used in the manufacture of paper – drove prices to decade-high levels while U.S. demand for many paper categories slowed as the economy weakened late in the year. These factors significantly impacted our performance and led to financial returns that fell well below the long-term expectations of both our management team and shareholders. Despite these strong headwinds, our focus remained on the controllable elements of our business that drive long-term profitability, resulting in several important accomplishments during the year:

- Net sales increased 4 percent, reaching record levels and exceeding $1.2 billion for the first time in company history
- Revenues from products developed within the previous 3 years exceeded our corporate target of 25 percent for a sixth consecutive year
- Paper mill efficiencies increased more than 2 percent, continuing our recent trend of productivity improvement
- Balance sheet strength improved as we executed our timberland sales and share repurchase programs
- Underperforming segments of our business were addressed where it was clear that long-term return expectations could not be achieved

Commitment to our core initiatives – strategic markets, product innovation, customer service, and operational excellence – and a determination to pursue them despite challenging economic factors differentiates us in highly competitive paper markets. Our strong brands, distribution networks, and customer service reputation have gained us tremendous market receptivity. These attributes provide a solid foundation on which our customers depend and our future success is built. For example, our manufacturing flexibility allows us to use various recycled fibers and non-chlorine bleaching processes to manufacture environmentally preferable products. We are focused on leveraging these long-established capabilities to meet growing customer demand for these products over the long term.

STRATEGIC INITIATIVES

Printing & Writing

- Acquired low cost Brainerd mill
- Closed high cost Brokaw pulp mill
- Shuttered high cost Groveton paper mill rescaling Printing & Writing manufacturing capacity
- Investing to further lower manufacturing costs

Specialty Products

- Aggressively moving away from low margin release liner while pursuing higher margin products
- Sold unprofitable roll-wrap business
- Aggressively growing higher-margin Coated Products business

Towel & Tissue

- Aggressively growing value-added product lines
- Committed to $31 million capital project to support continued growth and drive profitability

Corporate

- Monetizing timberlands using retail process to drive higher valuations
- Re-initiated share buy-back program

Along with commitment to our core strategies is a determination to address the underperforming portions of our business. In our most challenging segment, Printing & Writing, we initiated a Profit Recovery Plan in October through which we've reduced capacity, refocused our efforts on core products growth, and developed a capital plan that enhances production capabilities and reduces costs. After thorough study we also sold Specialty Products' roll-wrap business, eliminating our exposure to this unprofitable non-core product line. We are committed to achieving targeted returns in each of our businesses and will continue to address areas where expectations cannot be met in a direct manner.

Despite challenging economic conditions, our careful management and focus on cash flow have allowed us to construct one of the strongest balance sheets in the industry. Since 2001 we've reduced debt by $120 million, improved inventory turns by approximately 30 percent, and made voluntary contributions which allowed our pension plans to approach fully funded status. In addition, we've made steady progress against our plan to sell 42,000 acres of non-strategic timberlands while repurchasing shares on a measured basis. These efforts have positioned us well to pursue strategic growth opportunities and weather the effects of an economic downturn.

During 2007 we also increased the depth of our senior management team. We added to the expertise of our Board of Directors, promoted from within to establish new leadership in technology deployment and the evaluation of capital projects, and brought in fresh perspective in a newly created senior business development role. These changes are expected to challenge traditional thinking within our organization and promote innovative thought that is critical to our long-term success.

Printing & Writing Implements Recovery Plan

Broadly impacted by electronic substitution and reduced "white collar" employment, North American demand for uncoated freesheet papers declined 3 percent in 2007, continuing a general trend which began in 2000. Over this extended period of time, paper supply has exceeded demand despite the consolidation and capacity rationalization which has occurred across the industry. These factors have led to highly competitive market conditions and eroding industry margins with pricing leverage insufficient to offset the impact of increased manufacturing costs – most notably fiber and energy.

By the fourth quarter of 2007 it was clear that, despite Printing & Writing's recent success penetrating new markets and achieving more cost effective operations, future profitability would continue to be impacted by exposure to more commoditized segments of the uncoated freesheet market. As a result, we implemented a three-part plan to return Printing & Writing to profitable levels during the second half of 2008 and achieve returns that exceed our cost of capital by the end of 2009. This plan includes the permanent closure of the Groveton, New Hampshire mill, a sales and marketing effort focused on core products and brands, and an assessment of strategic investment alternatives to enhance capabilities and reduce costs at our two remaining Printing & Writing paper mills.

to our shareholders


Target 25%
Actual 28%
Total Annual Sales

New Product Revenues

Revenues from products developed within the previous three years once again exceeded our corporate goal in 2007.

With the December 2007 closure of the Groveton mill substantially removing our exposure to unprofitable commodity paper and other non-strategic grades, Printing & Writing is once again focused on our core stock-based and special manufacturing business, including strategic brands such as Astrobrights,® Exact,® and the Royal family of brands. With the production capabilities provided by our Brokaw, Wisconsin, and Brainerd, Minnesota mills, we are continuing to provide the same breadth of product and pace-setting service that customers have come to expect, including improved regional distribution on the East Coast. In addition, capital investment plans are under development to further strengthen the long-term competitiveness of our Brokaw and Brainerd mills.

We remain confident in our ability to earn acceptable financial returns in our Printing & Writing business over the long-term. With more than 100 years of papermaking experience, Wausau Paper is well-recognized in printing and writing markets for strong brands, extensive color capabilities and a superior service platform. Complimented by the discipline necessary to improve the financial performance of this business despite challenging economic conditions, these attributes provide the foundation from which future success will be achieved.

Specialty Products Leverages Innovation

Our Specialty Products business unit was challenged in 2007 by increased fiber costs, weakness in demand for products sold into the housing and industrial sectors of the U.S. economy, and losses from the non-core roll-wrap portion of the business. Despite these pressures, our focus on strategic markets and product innovation continued to deliver meaningful progress as evidenced by growth in specialized portions of the food service packaging and release liner markets.

Growth in these higher-margin specialized grades is allowing us to transition away from the more commoditized segments of the release liner market. While release liner remains a core business for us, this shift in focus will better position us in markets where we can offer customers a differentiated product and achieve competitive advantage. Another substantial development for Specialty Products was the fourth quarter sale of the unprofitable roll-wrap portion of the business. Once solidly profitable, the roll-wrap business was impacted by paper industry contraction and rapidly rising raw material costs. Exiting this business allows us to focus on core products that drive enhanced product mix and profitability.

Customers have come to rely on Specialty Products' innovative product solutions for their most demanding applications. During 2007 we increased coated product shipments by 5 percent with growth driven by grades such as specialized release liners developed for use in composite manufacturing. Leveraging innovation for the development of value-added products is just one of the ways that Specialty Products drives value for customers and shareholders alike.

Towel & Tissue Continues Strong Performance

Towel & Tissue posted yet another solid financial performance in 2007 with net sales exceeding $300 million for the first time in its history and operating profits of $43 million maintaining near-record levels. Driven by strong growth in our DublSoft® and Green Seal™-certified EcoSoft™ and Dubl-Nature® product lines, value-added product shipments increased 14 percent for the year, far exceeding "away-from-home" market growth of less than 1 percent.

During the fourth quarter our Board of Directors approved a $31 million capital investment that will increase toweling capacity at our Middletown, Ohio mill by 16,000 tons annually. The rebuild, scheduled for completion in the first quarter of 2009, will utilize state-of-the-art technology to substantially improve manufacturing capabilities and capacity, support future product introductions, and reduce manufacturing costs. This project reflects our commitment to reinvest in the Towel & Tissue business to support growth of higher-margin value-added products, and at the same time provide returns well in excess of our target rate for major capital projects.

Our Towel & Tissue business consistently demonstrates an ability to innovatively respond to market opportunities such as those presented by a growing emphasis on environmentally preferred products in Class A offices, luxury hotels, and universities. Recognizing and meeting the needs of customers for unique dispensers and products continues to set the course for Towel & Tissue in what otherwise is a commoditized market.

Confidence in our Future

I look forward to 2008 confident that we are well prepared to meet the challenges ahead. Execution of Printing & Writing's recovery plan and sale of Specialty Products' unprofitable roll-wrap business are expected to provide substantial financial benefit as we refocus on core brands and innovative product solutions. At the same time, we are leveraging Towel & Tissue's leadership position in the manufacture and distribution of environmentally preferred products to continue its strong record of performance.

Our future continues to be shaped by the pursuit of well-defined core strategies and a determination to achieve improved results despite market and cost pressures. This focus produces an environment for success at Wausau Paper – an environment driven by meeting the expectations of customers and creating long-term value for shareholders.



Thomas J. Howatt

President and Chief Executive Officer

Green Seal™ is a trademark of Green Seal, Inc., and is used by permission.

specialty products


16
12
8
4
0
9%
11%
13%
2005
2006
2007

"Green" Food Service Products Growth

Accelerating customer demand for environmentally preferable food packaging products resulted in increased shipments in 2007.



"Our distinctive competencies go well beyond the standard-setting products of today. We are focused on identifying new applications for time-tested products and putting our integrated systems, culture of innovation, and flexible manufacturing to the test to find solutions to the needs of tomorrow's customers."

Al Davis, Executive Vice President, Specialty Products

Specialty Products' commitment to product innovation and best-in-class manufacturing practices delivers product solutions that meet the changing needs of our customers. This emphasis resulted in several significant new product introductions during 2007 and helped drive sales to record levels of $488 million despite noticeably weaker economic conditions over the second half of the year. Operating profits remained flat with prior year results, however, as increased manufacturing costs – most notably fiber prices – offset improved product pricing and sales mix changes. Even so, the progress made during 2007 positions us for improved profitability when economic conditions strengthen.

Our leadership position in the release liner market led to the recent expansion of our well-established ExperTec® line of products. The expanded range of these high-quality release liners allows us to meet a variety of customer needs – from the most cost-conscious to the most demanding of applications. This focus is allowing us to reduce our exposure to the less profitable portions of the market in favor of specialized applications where our technical expertise provides competitive advantage. For example, shipments of our coated release liner products increased 5 percent in 2007, demonstrating growing demand for these premium products.

We took advantage of an expanding market for the full range of our food service grades in 2007. Used in commercial bakery and food preparation applications, these papers are produced to exacting standards. Driven by gains in our ProRedi® line of products, sales of these food service and food packaging grades increased by more than 50 percent for the year. Another area of growth for our Specialty Products' business is the accelerating customer demand for our environmentally preferable EcoSelect™ products as during the year we introduced a variety of bleached and natural specialty papers for both the food service and food packaging sectors.



We continuously assess the competitive position and profitability of our products. After careful review, we decided to exit an unprofitable roll-wrap business, allowing us to focus on core products to enhance product mix and profitability. With little, if any, prospect for meaningful improvement in fundamentals, we decided to exit this once highly profitable business, the victim of paper industry contraction and dramatically higher raw material costs.

Our engine for growth and improved returns is our ability to identify and execute market based strategies that capitalize on our reputation for superior performing products and technical innovation that bring value to our customers. This unique culture is what sets us apart from our competition and will continue to energize and drive the Specialty Products business into the future and set the course for a return to the profitability we expect from this business.



printing & writing


5
4
3
2
1
0
Actual 4%
Target 1.5%
2007

Productivity Improvement

Productivity improved 4 percent in 2007 exceeding our corporate target of 1.5 percent.


Recycled Color Copy

"Wausau Paper is one of the most recognized brand names in the markets we serve, synonymous with high-quality text and cover products, a core competency in deep, rich colors, and a customer service proposition that is second to none."

Dan Trettin, Senior Vice President, Printing & Writing

2007 was a year of dynamic change for our Printing & Writing business unit. Demand for uncoated freesheet papers declined 3 percent in 2007, continuing a general trend which began in 2000. At the same time, market pulp prices reached decade-high levels, further reducing margins in printing and writing markets. Against this backdrop of declining demand and rising costs, consolidation and capacity rationalization have occurred across the industry. This consolidation is beginning to favorably impact both capacity utilization and pricing leverage in a sector where both have been below historical levels for several years. While encouraged by the prospects of improved market conditions, we are not waiting for a market recovery to improve the financial performance of this business, and in the fall of 2007, put in motion a series of actions to produce stronger results.

In October, we outlined a three-part Profit Recovery Plan expected to return Printing & Writing to profitability in the second half of 2008, and achieve returns that exceed our cost of capital by the end of 2009. The first action was the closure of our mill in Groveton, New Hampshire, which occurred in December. By closing Groveton we reduced production capacity by 28 percent, allowing us to shed commodity-like products and consolidate the more profitable and strategic business into the Brokaw, Wisconsin, and Brainerd, Minnesota, mills. The expected net benefits of the closure are significant product mix enhancement and stronger operating results.

The second part of our Profit Recovery Plan focuses on expanding the market leadership we enjoy with core brands such as Astrobrights®, Exact® and the Royal family of brands. Each of these brands has been a mainstay of our merchant, converting, and retail marketing strategies and has enjoyed solid growth over many years. Fueling growth in these brand families is our growing selection of environmentally responsible papers including Exact Eco100® made from 100 percent recycled post-consumer fiber. Well received by both commercial and consumer markets, the growth of Eco100, along with other Green Seal™-certified products such as Astrobrights®, Exact Digital® and Royal Complements® reflects increasing demand for environmentally sensitive printing and writing products. In fact, well over half of the paper grades manufactured by Printing & Writing contain some element of recycled post-consumer fiber, providing us one of the broadest lines of environmentally preferable products in

FSC

FSC Certified Papers
• Mixed source papers
• 100% recycled post consumer papers

Wausau Paper's FSC Cert. No. is SW-COC-1724.



the market today. An expanding range of our products is also Forest Stewardship Council (FSC) certified indicating that these products are produced to adhere to FSC's high standards of responsible management of forests and forest resources.

As the final step in our Profit Recovery Plan, select capital projects to improve the manufacturing capabilities and cost structure of both the Brokaw and Brainerd mills are under evaluation. Those projects meeting expectations for return on invested capital will be implemented over the next 18 months, enhancing the profitability and sustainability of these re-focused facilities.

Moving forward, we are set on profitably growing our Printing & Writing business by augmenting our core brands with continued product innovation and industry leading customer service, both hallmarks of Wausau Paper. We are in pursuit of a higher share of the diverse colored paper market where we already hold a recognized leadership position. We are selling the full array of our richly colored and environmentally friendly papers into exciting non-traditional converting markets, such as luxury packaging—where our papers are used in the manufacture of high end specialty bags and boxes—for retail applications. Another attractive market opportunity holding promise is paper crafting where our Creative Collection™ products—sold to consumers through retail outlets—are used to create personalized greeting cards and scrapbooks. Finally, in March 2008, we opened a new East Coast distribution center in Allentown, Pennsylvania, to enhance the service provided to our customers in the eastern third of the U.S.

The response of customers to our dynamic selection of products, strong customer service proposition, and our Profit Recovery Plan gives us great confidence in our ability to improve profitability in 2008 and return this business to cost of capital return levels by the end of 2009.


80
60
40
20
0
58%
59%
60%
2005
2006
2007

Environmentally Preferable Product Growth

More than half of our printing and writing papers utilize post-consumer recycled fiber.


Astrobrights
Cardstock
65
Astrobrights
Paper

towel & tissue


15
12
9
6
3
0
8%
10%
10%
13%
14%
2003
2004
2005
2006
2007

Growth of Value-Added Product Shipments

Value-added product shipment growth continues to be fueled by innovative new products such as Dubl-Nature®

“After achieving success over the last several years, it’s tempting to resist change. Yet it’s exactly those strong results that dictate the need to remain innovative and maximize the contributions of the people working in this organization.”

Pete Chiericozzi, Senior Vice President, Towel & Tissue

2007 was a year of solid performance by our Towel & Tissue business as we posted near-record profits despite significant year-over-year increases in raw material costs and only modest growth in the “away-from-home” market. Our success continues to be driven by delivering what our customers value – innovative product and dispenser solutions for specific market applications.

Supported by a 14 percent increase in higher-margin value-added product shipments, net sales reached record levels, exceeding $300 million for the first time in Towel & Tissue’s history. This strong growth was achieved even though the “away-from-home” market expanded at a rate of less than one percent in 2007, well below historical trends. Our success in growing value-added product shipments continues to be driven by innovative offerings such as our recently introduced Dubl-Nature® Green Seal™-certified product line. Our Dubl-Nature® product, which features outstanding brightness, a premium consumer-like embossing pattern, and environmentally preferable packaging, has been well received in high-end building applications such as Class A offices, luxury hotels, “green” buildings, and universities.

Our commitment to the continued growth of our towel and tissue business was reaffirmed in December when the Board of Directors approved a $31 million capital investment for the rebuild of a towel machine at our Middletown, Ohio, manufacturing facility. Scheduled for completion in the first quarter of 2009, this rebuild will increase annual production capacity by 16,000 tons, substantially improve manufacturing capabilities, and reduce costs. This commitment to the Middletown facility was driven by the opportunity presented by the multi-year growth performance of our expanding line of value-added Green Seal™-certified towel and tissue products.



All products with the Dubl-Nature® brand are Green Seal™-certified and contain up to 43 percent recycled post-consumer fiber


New equipment
YANKEE DRYER



$31 Million Middletown Investment

To be completed in early 2009, this paper machine rebuild will yield a 22 percent increase in capacity and a projected return on invested capital well above of our corporate target.


BAY WEST

At our Harrodsburg converting facility our Continuous Improvement Program allowed us to achieve meaningful efficiency gains during 2007. Last year, these programs included more than seven days of training for each office and operations employee, some 26,000 hours in total. By mid-year we also completed the installation of a $3 million capital investment which increased our multifold towel converting capacity by 34 percent. Near the end of 2007 we consolidated outside warehousing operations into a single facility in Danville, Kentucky, significantly reducing redundancy and improving the efficiency of shipping operations.

Our goal is simple – we seek increasing profitability and continued growth in the "away-from-home" towel and tissue market. To achieve this goal we intend to capitalize on our leadership position in value-added and environmentally preferable towel and tissue products. Based on customer suggestion, we added several innovative products to our Green Seal™-certified line within the last year and recently introduced DublSoft® folded and roll towels with an exclusive embossed leaf design and bath tissue with an embossed floral pattern – features that improve the appearance and performance of the products.

Fueled by innovative products and a wide range of unique dispenser technologies, the future of our towel and tissue business remains bright. Our focus on growing market trends – including "green" products – positions us to continue Towel & Tissue's record of strong financial performance.

operating units at a glance



39%
of Consolidated Net Sales

Specialty Products

Highly diverse technical specialty papers with unique performance characteristics, including pressure-sensitive release liner, food service and packaging papers, masking tape base papers, and a broad range of commercial and industrial papers

ExperTec®
EcoSelect™
ProGard®
ProRedi®
ProPly®
InvenTec®
ReleasTec®
ProCraft™
DuraTec®
ProTec®
ProCare®



36%
of Consolidated Net Sales

Printing & Writing

Premium uncoated printing, writing, and imaging papers used for printed and photocopied documents, such as annual reports, brochures, announcements, and greeting cards

Astrobrights®
Astropaque®
Exact®
Professional Series™
Royal Brands
Creative Collection™



25%
of Consolidated Net Sales

Towel & Tissue

Paper towel, tissue, soap, wipers, and dispensing systems for the "away-from-home" market

Bay West®
DublSoft®
Dubl-Nature®
Wave'n Dry®
EcoSoft™
Dubl-Tough®
OptiServ®
Silhouette®
OptiCore®
Revolution®
OptiSource®

Specialty Products

Distribution Specialty papers sold directly to manufacturers and converters who serve the consumer products, food service, automotive, and metals industries, among others.

Locations		Capacity (tons)
Administration		
Mosinee, WI		
Manufacturing		
Mosinee, WI	Paper	119,000
	Pulp	96,000
Rhinelander, WI	Paper	152,000
Jay, ME	Paper	74,000

Printing & Writing

Distribution Printing, writing, and imaging papers sold in sheets and rolls to:

- Paper distributors who sell to commercial printers, in-plant print shops, quick printers, and copy centers
- Retailers such as office supply stores, mass merchandisers and craft/hobby stores
- Converters for the greeting card, envelope, and announcement industries

Administration		
Wausau, WI		
Manufacturing		
Brokaw, WI	Paper	178,000
Brainerd, MN	Paper	176,000
Converting		
Appleton, WI	Paper	120,000
Distribution		
Allentown, PA		
Dallas, TX		
Los Angeles, CA		

Towel & Tissue

Distribution Sold to paper and sanitary supply distributors who serve:

- Factories and other commercial and industrial locations
- Health service facilities and office buildings
- Restaurants, theme parks, airports, and hotels

Administration		
Harrodsburg, KY		
Manufacturing		
Middletown, OH	Towel & Tissue	110,000
	De-inked Pulp	110,000
Converting		
Harrodsburg, KY	Towel & Tissue	190,000
Distribution		
Danville, KY		
Los Angeles, CA		

financial statements

15 Management's Discussion and Analysis

26 Selected Financial Data

27 Management's Report on Internal Control Over Financial Reporting

28 Reports of Independent Registered Public Accounting Firm

30 Consolidated Balance Sheets

31 Consolidated Statements of Operations

32 Consolidated Statements of Cash Flows

33 Consolidated Statements of Stockholders' Equity

34 Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

Information Concerning Forward-Looking Statements

The following discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties, and assumptions. Forward-looking statements are not guarantees of performance. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the results of Wausau Paper and our consolidated subsidiaries may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements may be identified by, among other things, beliefs or expectations that certain events may occur or are anticipated and projections or statements of expectations with respect to various aspects of our business, our plans or intentions, our stock performance, the industry within which we operate, the economy, and any other expressions of similar import or covering other matters relating to our business and operations. Risks, uncertainties, and assumptions relating to our forward-looking statements include the level of competition for our products, changes in the paper industry, downturns in our target markets, changes in the price or availability of raw materials and energy, the failure to develop new products that meet customer needs, adverse changes in our relationships with large customers and our labor unions, costs of compliance with environmental regulations, our ability to fund our operations, unforeseen operating problems, changes in strategic plans or our ability to execute such plans, maintenance of adequate internal controls, changes in financial accounting standards, unforeseen liabilities arising from current or prospective claims, and the effect of certain organizational anti-takeover provisions. These and other risks, uncertainties, and assumptions are described under the caption "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, and from time to time in our other filings with the Securities and Exchange Commission after the date of such annual report. We assume no obligation, and do not intend, to update these forward-looking statements.

Critical Accounting Policies and Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results could differ from those estimates. We believe the following are the accounting policies which could have the most significant effect on our reported results and require subjective or complex judgments by management.

Allowance for Doubtful Accounts

We record allowances for doubtful accounts based upon customer-specific analysis and general matters such as current assessment of past-due balances. Additional allowances for doubtful accounts may be required if there is an increase in past-due balances or for customer-specific circumstances, such as financial difficulty. The allowance for doubtful accounts was $1.1 million and $1.4 million at December 31, 2007 and 2006, respectively.

Excess and Obsolete Inventory

We record allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than we have estimated.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", we evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. We use judgment when applying the impairment rules to determine when an impairment test is necessary. Factors we consider which could trigger an impairment review include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative or industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value. We are required to make estimates of our future cash flows related to the asset subject to review. These estimates require assumptions about demand for our products, future market conditions, and technological developments. Other assumptions include determining the discount rate and future growth rates.

See "Note 2—Restructuring and Divestitures" in the Notes to Consolidated Financial Statements for a summary of our asset impairment tests, which resulted in a pre-tax impairment loss of approximately $0.4 million in 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Income Taxes

Wausau Paper's estimates of income taxes payable, deferred income taxes, and the effective tax rate are based on an analysis of many factors including interpretations of federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. In addition, federal and state taxing authorities periodically review our estimates and interpretations of income tax laws. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Pension Benefits

Defined benefit pension costs and obligations are actuarially determined and are affected by assumptions including discount rate, the expected rate of return on plan assets, and assumed annual rate of compensation increase for plan employees, among other factors. Changes in the discount rate and differences from actual and assumed asset returns as well as changes in other assumptions will affect the amount of pension expense recognized in future periods. Additional information regarding pension benefits is available in "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Other Post-retirement Benefits

The costs and obligations for post-retirement benefits other than pension are also actuarially determined and are affected by assumptions including the discount rate and expected future increase in per capita costs of covered post-retirement health care benefits. Changes in the discount rate and differences between actual and assumed per capita health care costs may affect the recorded amount of the expense in future periods. Additional information regarding post-retirement benefits is available in "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements.

Litigation, Claims, and Contingencies

We record environmental liabilities based on estimates for known environmental remediation exposures utilizing information received from third-party experts and our past experience with these matters. At third-party sites where more than one potentially responsible party has been identified, we record a liability for its estimated allocable share of costs related to our involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. Environmental liability estimates may be affected by changing determinations of what constitutes an environmental exposure or acceptable level of cleanup. To the extent that remediation procedures change or the financial condition of other potentially responsible parties is adversely affected, the estimate of our environmental liabilities may change.

Stock-based Compensation Plans

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. The modified prospective application transition method requires that as of the effective date, compensation cost related to share-based payment transactions is recognized as an operating expense in the statement of operations over the requisite service period of the grant based on the grant-date fair value of the award. As such, prior periods will not reflect restated amounts. The grant-date fair value of an award is estimated using a binomial option-pricing model that incorporates assumptions based upon expectations and information available at the measurement date of the award. These assumptions include the expected term of the award, the expected dividend yield over the expected term of the award, the risk-free interest rate over the expected term of the award, the expected volatility of the stock price over the expected term of the award, and estimated forfeitures over the expected term of the award. See "Note 1—Description of the Business and Summary of Significant Accounting Policies" and "Note 8—Stock Compensation Plans" in the Notes to Consolidated Financial Statements for additional information on the impact of this statement.

New Accounting Pronouncements

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 defines the thresholds for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. This Interpretation provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with interest and penalties. As a result of the implementation of FIN 48, we recognized a $0.04 million decrease in the liability for unrecognized tax

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

benefits, which was accounted for as an increase to retained earnings at January 1, 2007. Additional information regarding the adoption of FIN 48 is contained in "Note 1—Description of the Business and Summary of Significant Accounting Policies" and in "Note 7—Income Taxes" in the Notes to Consolidated Financial Statements.

In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits companies from recognizing planned major maintenance costs under the "accrue-in-advance" method that allowed the accrual of a liability over several reporting periods before the maintenance is performed. FSP AUG AIR-1 is applicable to entities in all industries and must be retrospectively applied. In accordance with FSP AUG AIR-1, on January 1, 2007, we adopted the direct expensing method, under which the costs of planned major maintenance activities are expensed in the period in which the costs are incurred. The application of FSP AUG AIR-1 affected our 2006 interim period reporting and did not result in a cumulative effect adjustment to our annual consolidated financial statements.

Future Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans" ("SFAS 158"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires additional disclosures regarding certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service credits, and transition assets or obligations. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158 and recognized a charge of $36.6 million, net of income taxes, to other comprehensive income in the Consolidated Statement of Stockholders' Equity. In addition, SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year end financial statements. The requirement to measure plan assets and benefit obligations as of the date of the year end financial statements is effective for fiscal years ending after December 15, 2008. See "Note 1—Description of the Business and Summary of Significant Accounting Policies" and "Note 6—Pension and Other Post-retirement Benefit Plans" in the Notes to Consolidated Financial Statements for additional information regarding the adoption of SFAS 158 and additional information required to be disclosed in accordance with SFAS 158.

In September 2007, the FASB ratified Emerging Issues Task Force ("EITF") 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. Additional information regarding the adoption of EITF 06-11 is contained in "Note 1—Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements. We do not expect the adoption of EITF 06-11 to have a material effect on the consolidated financial statements.

Other significant accounting policies, not involving the same level of uncertainties as those previously discussed, are important to an understanding of the Consolidated Financial Statements. Additional information regarding significant accounting policies is available in "Note 1—Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Operations Review

Overview

In 2007, we reported a net loss of $1.8 million compared to net earnings of $17.6 million in 2006. Significantly higher manufacturing costs were experienced during 2007 as compared to 2006, including fiber increases of approximately $45 million, which unfavorably impacted net earnings.

Our Towel & Tissue business segment's financial performance remained strong in 2007 with operating margins near long-term target levels. Despite modest demand growth in the "away-from-home" market, Towel & Tissue operating profits approached record levels as we continued to increase shipments of higher-margin, value-added products. The financial performance of our Printing & Writing and Specialty Products business units fell below long-term target levels in 2007 with results impacted by increased raw material costs, flat to declining demand in certain market segments in which we compete, and highly competitive product pricing. In response, action, which included the closure of a Printing & Writing paper mill and the sale of the roll-wrap business of Specialty Products, was taken during the fourth quarter to address underperforming portions of these business units.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

These and other improvement initiatives are intended to help us achieve a long-term return-on-capital-employed target of 15% on a consolidated basis. Our ability to ultimately achieve this target will be influenced by internal initiatives as well as external factors including general economic conditions, the price of energy and raw materials, competitive factors, and changes in market demand and paper pricing.

In December 2007, we ceased papermaking operations at Printing & Writing's Groveton, New Hampshire mill as part of a three part recovery plan. The closure resulted in after-tax charges in 2007 of $28.8 million for closure costs and restructuring expenses. The shutdown of the Groveton mill allowed us to reduce our exposure to unprofitable commodity paper and other non-strategic business and will reduce annual Printing & Writing capacity by approximately 105,000 tons. Due to the interchangeability of our printing and writing paper production on our paper machines within the Printing & Writing business segment, as well as shared distribution, sales and marketing, and customer service, we will continue to manufacture and sell the same broad line of premium printing and writing papers within our remaining Printing & Writing mills. The second part of Printing & Writing's recovery plan is a refocus of sales and marketing efforts on achieving growth of our premium product brands, while the third part focuses on strategic investment alternatives to enhance capabilities and reduce costs. In December 2007, we also sold the roll-wrap portion of our Specialty Products' business due to continuing decline in the paper mill roll packaging markets. We will continue to manufacture roll-wrap and related products for the buyer during a post-closing transition period which expires on July 2, 2008. As a result of the transaction, we recorded an after-tax credit of $0.4 million. Additional information on the closure of the Groveton, New Hampshire mill and the sale of the Specialty Products' roll-wrap business is available in "Note 2—Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

In addition to restructuring initiatives, we continued to pursue our core business strategies in 2007, focusing on strategic markets, product innovation, benchmark customer service, and operational excellence to drive long-term results. During 2007, revenues from products developed in the previous three years exceeded our corporate goal of 25%, and paper mill productivity increased 3% in 2007 following a 2% improvement in 2006. In addition, we targeted key areas, including disciplined management of capital spending, containment of manufacturing and administrative costs, and improvement in working capital efficiencies, to increase our return on capital employed. We achieved a composite internal rate of return for capital projects approved in 2007 that exceeded our goal of 17%. Our cost containment efforts resulted in costs, after equalizing for production volume and mix differences as well as fiber and energy price variations, which were slightly below 2006 levels. Our efforts to improve working capital efficiencies continued to drive progress, improving inventory turns and decreasing inventories as compared to 2006.

Effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. Each segment is now organized as a single member limited liability company and operates as a direct subsidiary of Wausau Paper Corp. The new structure will allow us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure. As a result of the restructuring, we recorded net state tax benefits of $11.6 million primarily due to the reversal of these valuation allowances. In addition, the assets and operating results of one facility were reclassified from the Corporate and unallocated segment to the Towel & Tissue segment. Certain prior-year segment information has been reclassified to conform to the 2007 presentation. Additional information on the reorganization is available in "Note 7—Income Taxes" in the Notes to Consolidated Financial Statements.

NET SALES

(all dollar amounts in thousands)	**2007**	2006	2005
Net sales	$1,240,438	$1,188,178	$1,097,093
Percent increase	4%	8%	5%

Net sales for the year ended December 31, 2007, were $1,240.4 million compared to net sales of $1,188.2 million for the year ended December 31, 2006. Total shipments in 2007 of 917,032 tons were comparable with the 919,072 tons shipped in 2006. Net sales in 2005 were $1,097.1 million, and total tons shipped were 882,267 tons.

Compared to 2006, the average net selling price for 2007 improved 5%, or $56 million, with actual product selling prices providing $49 million of the improvement, while product mix enhancements increased net sales by approximately $7 million. Average net selling price increased approximately 4%, improving net sales by $44 million, in 2006 as compared to 2005, with more than 3 percentage points of the net selling price improvement, or approximately $34 million, attributable to actual selling price increases and the balance due to improved overall product mix.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Discussion of market conditions and trends is included in the segment summaries that follow. If published market data is available, it is referenced in the discussion. Certain markets within which we compete are small and highly fragmented. Where industry data is not available, our analysis is based on more subjective market indicators, such as order patterns for our products and discussions with customers regarding overall industry volumes.

Specialty Products recorded net sales of $488.3 million on total shipments of 384,827 tons for the year ended December 31, 2007, compared with net sales of $468.9 million on shipments of 394,079 tons in 2006. Net sales and shipments in 2005 were $459.0 million and 403,747 tons, respectively. While product shipments in 2007 declined more than 2% from 2006, average net selling price increased more than 6%, or $29 million, resulting in a year-over-year increase in net sales. In 2007 as compared to 2006, actual product price increases improved average net selling price by more than 4% and net sales by $20 million, and product mix enhancements improved average net selling price by 2% and net sales by $9 million. Average net selling price increased 4% in 2006 compared with 2005, improving net sales by approximately $18 million, with actual selling price increases accounting for the majority of the average net selling price gain.

Market demand improved in Specialty Products' largest product category, pressure-sensitive backing papers, increasing an estimated 3% in 2007 and 4% in 2006. Demand in Specialty Products' second largest product category, food-packaging/food-service papers, also increased an estimated 3% in 2007 and 4% in 2006. Demand for paper mill roll packaging products declined in both 2007 and 2006 as production of newsprint and other paper grades trended lower across the industry. Demand for other industrial and consumer papers was relatively flat in 2007, after declining slightly in 2006, with select segment growth in tape base being offset by slowing demand in industrial categories tied to building and construction markets. Despite recent growth in demand, markets remained competitive with competition coming from paper-based products as well as other film-based substrates.

Shipments of Specialty Products' pressure-sensitive backing papers decreased less than 1% in 2007 after decreasing 1% in 2006, while food-packaging/food-service shipments increased 17% in 2007 compared to a decrease of 5% in 2006. Shipments of lower-price fill products decreased approximately 59% in 2007 compared to an increase of 60% in 2006. Paper mill roll packaging shipments decreased another 13% in 2007, after declining 13% in 2006. In December 2007, we sold the roll-wrap portion of our Specialty Products' business. The sale of the roll-wrap business will cause a further decline of shipments of paper mill roll packaging and once operations cease is expected to reduce annual net sales by approximately $40 million. Additional information on the sale of the roll-wrap business is available in "Note 2—Restructuring and Divestitures" in the Notes to Consolidated Financial Statements. As 2008 began, demand and product pricing within select Specialty Products' product categories has continued to improve.

Net sales for the Printing & Writing business segment were $444.5 million in 2007 on shipments of 357,233 tons compared with 2006 net sales of $431.0 million on shipments of 354,243 tons. In 2005, net sales were $378.1 million and shipments were 316,234 tons. For the year ended December 31, 2007, average net selling price improved approximately 3%, increasing net sales by more than $11 million as compared to the year ended December 31, 2006. Actual product price increases improved average selling price by nearly 5% and net sales by $19 million, which offset a deterioration in product mix that decreased average net selling price and net sales by 2% and nearly $8 million, respectively. Comparing 2006 to 2005, average net selling price improved 2% in 2006, increasing net sales by $9 million as compared to 2005, with actual selling price increases accounting for the majority of the average net selling price gain.

Demand for uncoated freesheet papers decreased more than 3% in 2007 following an increase of less than 1% in 2006. Uncoated freesheet demand, impacted by such factors as employment trends and increased electronic data communications, declined in six of the last eight years. Demand in the text and cover segment of the uncoated freesheet market declined 5% in 2007 following a 3% decline in 2006. As a result of continued competitive market conditions, shipments of our premium printing and writing papers, including text and cover, decreased 11% in 2007, following a decrease of 4% in 2006. Shipments through Printing & Writing's retail distribution channel such as office supply stores and other retailers increased 6% in 2007 and 26% in 2006. At the same time, shipments through Printing & Writing's largest distribution channel, traditional paper merchants, increased 4% in 2007 and 7% in 2006. Product pricing has remained very competitive despite the industry-wide capacity rationalization that has occurred in recent years. The shutdown of papermaking operations at the Groveton, New Hampshire mill is expected to reduce net sales by approximately $70 million in 2008. As 2008 began, prices were relatively stable despite seasonally weak market conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Towel & Tissue 2007 net sales were $307.6 million and shipments were 174,972 tons compared to 2006 net sales of $288.3 million and shipments of 170,750 tons. In 2005, net sales were $260.0 million on shipments of 162,286 tons. Average net selling price increased approximately 5% in 2007 as compared to 2006, favorably impacting net sales by $13 million. Actual net selling price increases accounted for approximately $9 million of the average net selling price gain, while $4 million of the average net selling price gain was attributable to product mix enhancements. Average net selling price increased 6% in 2006 as compared to 2005, favorably impacting net sales by more than $15 million. Actual product price increases improved average net selling price by more than 4% and net sales by $11 million, while product mix enhancements improved average net selling price and net sales by 2% and more than $4 million, respectively.

The "away-from-home" segment of the towel and tissue market grew 1% in 2007 and nearly 2% in 2006. Steady growth has resulted in a balanced market and pricing leverage over the past two years. As a result, significant selling price increases were implemented in 2007 and 2006. Shipments of Towel & Tissue's higher-priced, value-added products increased 14% in 2007 and 15% in 2006, while shipments of lower-priced standard products decreased 5% in 2007 after increasing 1% in 2006.

Approximately 40%, or 70,000 tons per year, of Towel & Tissue's total parent roll consumption is purchased from other towel and tissue manufacturers. Industry supply of these parent rolls was readily available throughout 2007 and 2006. We believe that adequate parent roll supply will continue to be available to meet our converting needs. As 2008 began, "away-from-home" towel and tissue market conditions remained stable with demand continuing to expand at a moderate rate.

GROSS PROFIT ON SALES

(all dollar amounts in thousands)	**2007**	2006	2005
Gross profit on sales	$77,699	$122,418	$52,626
Gross profit margin	6%	10%	5%

Gross profit margin decreased to $77.7 million, or 6.3% of net sales in 2007 compared with $122.4 million or 10.3% of net sales in 2006. Gross profit margin in 2005 was $52.6 million, or 4.8% of net sales. Factors that favorably contributed to gross profit margin in 2007 compared to 2006 included improved average net selling price, increased shipment volume, and lower average energy prices. These favorable impacts were more than offset by unfavorable fiber prices, mix-driven material consumption costs, and decreased gains from the timberland sales program. Our timberland sales program favorably impacted gross profit margin by $9.6 million in 2007, $17.3 million in 2006, and $2.2 million in 2005. Additionally, in December 2007, we ceased papermaking operations at our Groveton, New Hampshire paper mill, which was part of manufacturing operations for our Printing & Writing business segment. As a result of the closure, we recognized $38.8 million of expense in cost of sales for the year ended December 31, 2007, consisting of accelerated depreciation on assets that were abandoned and an adjustment of spare parts and inventory to net realizable value. For additional information on the ceasing of papermaking operations at the Groveton, New Hampshire mill, refer to "Note 2—Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

In 2006, improvements in average selling price and shipment volumes, operational efficiency gains, and gains from the timberland sales program more than offset higher energy and fiber costs as compared to the same period in 2005. In addition, 2005 gross profit margins were impacted by charges of $37.1 million related to inventory write-downs of pulp mill inventory to net realizable value, accelerated depreciation on long-lived assets that were abandoned upon closure, and a portion of severance and benefit continuation costs with respect to the closure of the sulfite pulp mill at our Brokaw mill. Pulp mill closure charges recognized in cost of sales for 2006 were $0.3 million. For additional information on the closure of our sulfite pulp mill, refer to "Note 2—Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

Raw materials comprise approximately 55% of our total cost of sales with market pulp and wastepaper accounting for approximately three-quarters of this total. Labor and fringes are approximately 20% of our total cost of sales while utilities account for approximately 10%. Other operating expenses, including outbound freight, depreciation, and maintenance, comprise the remaining 15% of our cost of sales.

Fiber prices—consisting primarily of market pulp, wastepaper, linerboard, pulpwood, and purchased towel and tissue parent rolls—increased over the last four years. As compared to 2006, 2007 fiber costs increased approximately $45 million after increasing approximately $25 million in 2006 as compared with 2005.

In 2007, pulp prices and wastepaper prices trended higher throughout the entire year, increasing significantly from pricing levels at the end of 2006. During the first quarter of 2006, pulp prices increased slightly from pricing at the end of 2005, and increased significantly in the following three quarters of 2006. Also in 2006, wastepaper prices trended higher in the second

Management's Discussion and Analysis of Financial Condition and Results of Operations

(continued)

and third quarters before holding relatively stable through the fourth quarter. In 2007, we consumed approximately 530,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper. Approximately 520,000 air-dried metric tons of market pulp and 140,000 standard tons of wastepaper were consumed in 2006. The average consumption price of market pulp, the primary raw material used in the production of paper, increased approximately $62 per air-dried metric ton, or more than $33 million, in 2007 as compared to 2006. As compared with 2005, the average price of market pulp increased approximately $40 per air-dried metric ton, or $19 million in 2006. The average price of wastepaper, used in the production of towel and tissue products, increased $57 per standard ton, or more than $8 million, in 2007 as compared to 2006. As compared with 2005, the average price of wastepaper increased $5 per standard ton, or less than $1 million, in 2006. Total costs for linerboard, used in the production of moisture-barrier laminated roll-wrap, increased $2 million in 2007 as compared to 2006. Total costs for linerboard also increased nearly $2 million in 2006 as compared to 2005. Purchased towel and tissue parent rolls, used in Towel & Tissue's converting operation, increased $22 per standard ton, or approximately $2 million, in 2007 as compared to 2006, after increasing $53 per standard ton, or more than $4 million the year before.

Energy-related prices—consisting primarily of natural gas, electricity, coal, fuel oil, and transportation—trended lower in 2007 as compared to 2006, although declines in natural gas prices were somewhat offset by price volatility with other energy components. During 2006, overall energy prices increased modestly in comparison with 2005. In total, energy-related costs decreased nearly $4 million in 2007 as compared with 2006, while increasing $4 million in 2006 as compared with 2005.

The average price of natural gas decreased approximately 15%, or more than $6 million, in 2007 as compared to 2006 after decreasing approximately 2%, or less than $1 million, in 2006 compared with the prior year. Through our cost reduction efforts, we have been successful in improving our energy efficiencies and have maintained relatively stable natural gas consumption in recent years. We currently consume more than 3 million decatherms annually and have substituted fuel oil and coal when economics allowed. We price protect, from time to time, certain volumes of natural gas through fixed-price contracts. Our policy allows for the price protection of up to 50% of our expected use on a rolling 12-month basis. Early in 2008, we had a portion of our first quarter requirements price protected.

Price increases were experienced in 2007 with other sources of energy that are significant to our operations. As compared with 2006, 2007 electricity costs increased 6% or $2 million, and coal costs increased 4% or nearly $1 million, while fuel oil costs remained stable. As compared with 2005, 2006 electricity costs increased 8% or $2 million, fuel oil costs increased 20% or more than $1 million, and coal costs increased 10% or nearly $2 million. In addition, transportation prices increased $2 million in 2007 as compared with 2006 after increasing $6 million from 2005.

Market pulp list prices continued their upward trend in early 2008 while natural gas prices and prices of other energy sources have remained relatively stable. However, natural gas prices are well above historical averages and remain quite volatile.

Labor and fringe costs increased 1.2% in 2007 as compared to 2006 and decreased 0.9% in 2006 as compared to 2005. Depreciation expenses increased 72% in 2007 as compared to 2006, due primarily to accelerated depreciation related to the December 2007 shutdown of papermaking operations at the Groveton, New Hampshire mill. Depreciation expenses decreased 42% in 2006 compared with 2005 due primarily to accelerated depreciation related to the 2005 closure of the sulfite pulp mill at our Brokaw facility. For additional information, refer to "Note 2—Restructuring and Divestitures" in the Notes to Consolidated Financial Statements. Other operating costs, including maintenance, were relatively stable in 2007 compared to the same period in the prior year.

Specialty Products' gross profit margins were 5.8% in 2007, 5.7% in 2006, and 7.4% in 2005. The improvement in average net selling price in 2007 compared to 2006 offset higher energy, fiber and other manufacturing costs, resulting in relatively flat gross profit margins. Fiber prices increased approximately $18 million in 2007 as compared with 2006 while energy prices increased less than $1 million over the same period. In 2006 as compared with 2005, the improvement in average net selling price only partially offset higher energy, fiber and other manufacturing costs, resulting in reduced gross profit margins. Fiber prices increased nearly $13 million in 2006 as compared with 2005 while energy prices increased more than $3 million over the same period.

Printing & Writing recorded a negative gross margin of 5.7% in 2007, a gross profit margin of 3.5% in 2006, and a negative gross margin of 9.7% in 2005. Gross profit in 2007 was unfavorably impacted by a $38.8 million charge to cost of sales as a result of the shutdown of papermaking operations at the Groveton, New Hampshire mill. The shutdown, which impacted 2007 gross profit margins by approximately 9 percentage points, included accelerated depreciation on the related papermaking assets that were abandoned and an adjustment of spare parts and mill inventory to net realizable value. Additional charges of

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

$6.8 million are expected to impact gross margins during 2008. In addition, increases in average net selling price and decreases in energy prices in 2007 as compared to 2006 were unable to offset significant increases in fiber costs, contributing to lower gross margins. Fiber prices increased approximately $17 million in 2007 as compared with 2006 while energy prices declined nearly $5 million over the same period. An improvement in the 2006 gross profit margin from 2005 was the result of average net selling price increases, sales volume gains and slightly lower energy prices which more than offset increases of more than $7 million in fiber prices. Gross profit in 2005 was also unfavorably impacted by a $37.1 million charge to cost of sales as a result of the fourth-quarter closure of the sulfite pulp mill located in Brokaw. The pulp mill closure charge, which impacted 2005 gross profit margins by nearly 10 percentage points, included accelerated depreciation on pulp mill related assets that were abandoned as a result of the closure and a write-down of related pulp mill inventory to net realizable value.

Towel & Tissue gross profit margin was 20.7% in 2007, 22.3% in 2006, and 21.6% in 2005. Significant selling price increases were unable to offset increased manufacturing costs, including wastepaper and towel and tissue parent roll costs, depreciation, amortization, and freight costs, resulting in decreased 2007 margins compared to 2006. Fiber and paper prices increased more than $10 million in 2007 as compared with 2006 while energy prices increased less than $1 million. Also, other manufacturing costs, including depreciation, amortization, and freight, increased by approximately $6 million in 2007 compared to 2006. In 2006, selling price increases and mix enhancements offset increased energy and fiber prices, improving margins as compared to 2005. Energy prices increased nearly $2 million in 2006 as compared with 2005 while fiber prices increased slightly more than $5 million.

Consolidated customer order backlogs increased to approximately 49,900 tons, representing $65.4 million in sales at December 31, 2007, compared to 48,300 tons, representing $59.9 million in sales as of December 31, 2006. Consolidated customer order backlogs were 42,500 tons, or $52.1 million in sales as of December 31, 2005. The increase in customer order backlogs as of December 31, 2007, compared to December 31, 2006, was due to increases in our Specialty Products and Towel & Tissue business segments, while customer order backlogs decreased in our Printing & Writing business segment. Our Specialty Products business segment backlog totaled 40,100 tons at December 31, 2007, compared to 34,700 tons at December 31, 2006. Towel & Tissue's backlog tons increased to 2,400 tons at December 31, 2007, from 2,200 tons at December 31, 2006. In the Printing & Writing business segment, backlog tons were 7,400 tons at December 31, 2007, compared to 11,400 tons at December 31, 2006. The change in customer backlog at December 31, 2007, compared to December 31, 2006, does not necessarily indicate a change in business conditions, as a large portion of orders is shipped directly from inventory upon receipt and does not impact backlog numbers. The entire backlog at December 31, 2007, is expected to be shipped during fiscal 2008.

Labor

A new three-year labor agreement was negotiated with United Steel Workers Local 2-1260 and 1381 at Printing & Writing's Brokaw, Wisconsin facility in 2007, retroactive to June 1, 2006. Also, a new three-year labor contract was negotiated with the United Steelworkers Local 04-00061 at our Printing & Writing's Groveton, New Hampshire facility. Later in 2007, we negotiated a settlement agreement with the United Steelworkers Local 04-00061 directly as a result of the decision to cease papermaking operations and Printing & Writing's Groveton, New Hampshire facility in December 2007. Labor agreements will expire at other facilities in 2008, 2009, and 2010. We maintain good labor relations at all facilities and expect that new multi-year contracts will be negotiated at competitive rates.

SELLING AND ADMINISTRATIVE EXPENSES

(all dollar amounts in thousands)	**2007**	2006	2005
Selling and administrative expense	$84,199	$82,695	$74,423
Percent increase/(decrease)	2%	11%	(2%)
As a percent of net sales	7%	7%	7%

Selling and administrative expenses for the year ending December 31, 2007, were $84.2 million compared to $82.7 million in the same period of 2006. Selling and administrative expenses were $74.4 million for the year ending December 31, 2005. In 2007, stock-based incentive compensation programs resulted in a credit of $1.9 million compared to expense of $2.3 million in 2006. After adjusting for stock-based incentive compensation programs, increased compensation and benefits accounted for the majority of the increase in selling and administrative expense. In 2005, selling and administrative expenses were impacted by stock incentive program credits of $2.4 million. After adjusting for stock-based incentive compensation programs, increased compensation, benefits, legal, and consulting expenses accounted for the balance of the increase in selling and administrative expenses in 2006 as compared to 2005. For additional information on our stock incentive programs, refer to "Note 8—Stock Compensation Plans" in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Restructuring Charge

For the year ended December 31, 2007, we recorded pre-tax restructuring charges of $7.3 million related to employee severance benefits and other associated closure costs directly related to the sale of the roll-wrap portion of our Specialty Products' business and the shutdown of papermaking operations at our Printing & Writing's Groveton, New Hampshire mill. Additional pre-tax restructuring charges directly related to the roll-wrap business and the Groveton mill closure are expected to be $0.6 million and $13.6 million, respectively, in 2008.

We recorded a pre-tax $1.3 million closure charge for the year ending December 31, 2005, for employee severance benefits and other associated closure costs directly related to the closure of the sulfite pulp mill located at Printing & Writing's Brokaw papermaking mill. Other associated closure costs of approximately $0.2 million were recorded in the first half of 2006.

For additional information, refer to "Note 2—Restructuring and Divestitures" in the Notes to Consolidated Financial Statements.

OTHER INCOME AND EXPENSE

(all dollar amounts in thousands)	**2007**	2006	2005
Interest expense	$11,080	$11,252	$10,957
Other income, net	793	624	496

Interest expense decreased for the year ending December 31, 2007, to $11.1 million compared to $11.3 million for the year ending December 31, 2006, due principally to a decline in average long-term debt balances during the year. Interest expense for the year ending December 31, 2005, was $11.0 million. Long-term debt levels were $139.4 million, $160.3 million, and $161.0 million as of December 31, 2007, 2006, and 2005, respectively.

In 2008, interest expense is expected to decline from 2007 levels. Interest capitalized in 2007, 2006, and 2005 was not significant. Our capitalized interest policy is outlined in "Note 1—Description of the Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Other income includes interest income of $0.7 million, $0.3 million, and $0.5 million in 2007, 2006, and 2005, respectively. The increase in interest income in 2007 was driven primarily by higher average cash and cash equivalent balances.

INCOME TAXES

(all dollar amounts in thousands)	**2007**	2006	2005
Income tax (credit) provision	$(22,229)	$10,823	$(14,125)
Effective tax rate	(92.4%)	37.5%	(42.3%)

Effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. Each segment is now organized as a single member limited liability company and operates as a direct subsidiary of Wausau Paper Corp. The new structure will allow us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure.

As a direct result of the reorganization, we recorded state tax benefits of $11.6 million which related to the release of valuation allowances and a revision to the state tax rate utilized to determine our deferred tax assets and liabilities from our previous tax structure to our single member limited liability company tax structure. In the fourth quarter of 2007, we recognized an additional $1.6 million in one-time state tax benefits associated primarily with state net operating loss recognition. The effective tax rate for 2007, excluding the state tax benefits, was 37%. The effective rate for 2008 is expected to be in the range of 37% to 38%.

Liquidity and Capital Resources

CASH FLOWS AND CAPITAL EXPENDITURES

(all dollar amounts in thousands)	**2007**	2006	2005
Cash provided by operating activities	$ 54,813	$ 37,982	$ 18,223
Percent increase/(decrease)	44%	108%	(74%)
Working capital	$112,922	$139,065	$130,719
Percent increase/(decrease)	(19%)	6%	(6%)
Current ratio	1.7:1	1.9:1	1.9:1
Capital expenditures	$ 30,088	$ 23,856	$ 31,494
Percent increase/(decrease)	26%	(24%)	7%

Cash provided by operating activities increased in 2007 compared to 2006, primarily due to decreased inventory levels and increases in accounts payable and other liabilities, which was somewhat offset by increased receivable balances in 2007 as compared to 2006. In 2006, cash provided by operating activities increased compared to 2005 due, in part, to improved

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

net earnings in 2006, somewhat stable year-over-year inventory levels, and cash received from income tax refunds. These factors were somewhat offset by increased receivable balances in 2006 compared to 2005.

In 2007, we continued our initiative to limit capital spending to necessary maintenance-related and high-return capital projects. We also met our targeted composite internal rate of return of 17% for capital approved. Capital expenditures totaled $30.1 million, $23.9 million, and $31.5 million in 2007, 2006, and 2005, respectively. In 2008, it is expected that capital spending will be approximately $45 million.

During 2005, we announced our intent to sell approximately 42,000 acres of timberlands, generating expected after-tax earnings of $29 million. During 2007, we sold approximately 5,200 acres of timberlands for an after-tax gain of $6.0 million. We sold approximately 14,000 acres of timberlands for an after-tax gain of $10.8 million in 2006 and approximately 1,200 acres of timberlands for an after-tax gain of $1.3 million in 2005. A total of approximately 21,600 acres remains in the timberland sales program. Our timberland sales program is expected to continue at a pace that will allow us to complete our sales program over the next two to three years. We do not plan to implement additional timberland sales programs in the future.

We believe that the available credit under our credit agreements and our earnings for 2008 will be sufficient to meet our cash flow needs for capital, working capital, and investing activities in 2008.

DEBT AND EQUITY

(all dollar amounts in thousands)	**2007**	2006	2005
Short-term debt	$ 175	$ 184	$ 86
Long-term debt	139,358	160,287	161,011
Total debt	139,533	160,471	161,097
Stockholders' equity	280,915	274,074	310,219
Total capitalization	420,448	434,545	471,316
Long-term debt/ capitalization ratio	33%	37%	34%

At December 31, 2007, total debt was $139.5 million, a decrease of $21.0 million from the $160.5 million reported at December 31, 2006. The decrease in total debt is a result of the repayment of the unsecured private placement notes that matured on August 31, 2007. The repayment was funded by cash provided by operations and net borrowings under our $125 million unsecured revolving-credit agreement.

The total amount of long-term debt outstanding includes a private placement of $103.5 million in unsecured senior notes. The original private placement was issued August 31, 1999, for $138.5 million. On August 31, 2007, $35 million of the unsecured private placement notes matured and were repaid. The remaining notes mature in 2009 and 2011 at $68.5 million and $35 million, respectively. In addition, we have a $125 million unsecured revolving-credit agreement with five financial institutions that expires on July 27, 2011. Under the agreement, we may elect the base for interest from either domestic or offshore rates. In addition, the agreement provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. There were $15.0 million in outstanding borrowings under this agreement at December 31, 2007. There were no outstanding borrowings under the agreement at December 31, 2006 and 2005.

On October 19, 2007, the minimum net worth covenants under the $125 million unsecured revolving-credit agreement and the $138.5 million note purchase agreement were amended. Under the amendments, the minimum consolidated net worth covenant is initially $200 million and will be adjusted quarterly to include 25% of quarterly consolidated net income, with no deduction for any net loss, and proceeds from equity sales.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. There were no outstanding borrowings under this agreement at December 31, 2007, 2006, and 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria were met in 2006, therefore, $100,000 of the loan was forgiven. Interest is payable quarterly on the outstanding balance at a rate of 2% per annum. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

On December 31, 2007, we had a total of approximately $90 million available for borrowing under existing credit facilities.

We do not have material market risk associated with derivative instruments, including interest-rate risk, foreign currency exchange risk, or commodity-price risk. We conduct U.S. dollar denominated export transactions or immediately exchange all foreign currency attributable to export sales for U.S. dollars.

In April 2000, our Board of Directors authorized the repurchase of 2,571,000 shares of Wausau Paper common stock. This authorization added to the balance remaining on a 1998 authorization to repurchase 5,650,000 shares of Wausau Paper common stock. We repurchased 962,800 and 474,400 shares of common stock during 2007 and 2006, respectively. We repurchased 658,700 shares of common stock during 2005. Repurchases may be made from time to time in the open market or through privately negotiated transactions. At December 31, 2007, there were 542,774 shares available for purchase under the existing authorization. In February 2008, our Board of Directors authorized the repurchase of an additional 2,500,000 shares of Wausau Paper common stock.

During 2007, 2006, and 2005, the Board of Directors declared cash dividends of $0.34 per share of common stock.

Commitments and Contractual Obligations

The following is a summary of our contractual obligations and payments due by period subsequent to December 31, 2007:

		Payments Due by Period					
(all dollar amounts in thousands)	Total	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$137,761	$ 49	$ 68,567	$ 69	$50,076	$ –	$19,000
Interest on debt	30,668	8,826	6,916	3,576	2,615	754	7,981
Capital lease	138	126	12	–	–	–	–
Operating leases	5,756	1,006	986	975	956	956	877
Capital spending commitments	3,093	3,093	–	–	–	–	–
Retirement plan contributions	5,980	5,980	–	–	–	–	–
Post-retirement benefit plan contributions	5,280	5,280	–	–	–	–	–
Purchase obligations	90,430	30,372	24,332	23,441	1,466	1,416	9,403
	$279,106	$54,732	$100,813	$28,061	$55,113	$ 3,126	$37,261

As discussed in "Note 7–Income Taxes" in the Notes to Consolidated Financial Statements, on January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109". At December 31, 2007, we had a liability for unrecognized tax benefits, including related interest and penalties, totaling $6.7 million, of which approximately $3.8 million is expected to be paid within one year. For the remaining liability, due to the uncertainties related to these tax matters, we are unable to make a reasonably reliable estimate when cash settlement with a taxing authority will occur.

For additional information on debt and interest obligations, please refer to "Note 4–Debt" in the Notes to Consolidated Financial Statements. For additional information on capital and operating leases, please refer to "Note 5–Lease Commitments" in the Notes to Consolidated Financial Statements. Commitments for capital spending and additional information with respect to the purchase obligations are described in "Note 9–Commitments and Contingencies" in the Notes to Consolidated Financial Statements. We also have various employee benefit plan obligations that are described in "Note 6–Pension and Other Post-retirement Benefit Plans."

Selected Financial Data

(all amounts in thousands, except per share data)	2007*	2006**	2005***	2004	2003****
		For the Year Ended December 31,			
FINANCIAL RESULTS					
Net sales	$ 1,240,438	$ 1,188,178	$ 1,097,093	$ 1,040,717	$ 971,444
Depreciation, depletion, and amortization	94,330	57,913	91,554	59,965	60,823
Operating (loss) profit	(13,767)	39,497	(23,129)	41,724	35,278
Interest expense	11,080	11,252	10,957	10,285	10,188
(Loss) earnings before income taxes and cumulative effect of change in accounting principle	(24,054)	28,869	(33,590)	32,378	25,180
Net (loss) earnings	(1,825)	17,619	(19,465)	20,393	15,863
Cash dividends paid	17,205	17,335	17,523	17,560	17,527
Cash flows from operating activities	54,813	37,982	18,223	70,737	63,105
PER SHARE					
Net (loss) earnings–basic	$ (0.04)	$ 0.35	$ (0.38)	$ 0.39	$ 0.31
Net (loss) earnings–diluted	(0.04)	0.34	(0.38)	0.39	0.31
Cash dividends declared	0.34	0.34	0.34	0.34	0.34
Stockholders' equity	5.57	5.38	6.03	6.91	6.80
Basic average number of shares outstanding	50,477	50,935	51,448	51,662	51,549
Price range (low and high closing)	$8.60-15.52	$11.27-15.34	$10.35-17.64	$12.33-19.12	$9.45-13.58
FINANCIAL CONDITION					
Working capital	$ 112,922	$ 139,065	$ 130,719	$ 139,542	$ 136,414
Total assets	744,197	799,114	820,513	882,234	858,100
Long-term debt	139,358	160,287	161,011	161,833	162,174
Stockholders' equity	280,915	274,074	310,219	357,092	350,316
Capital expenditures	30,088	23,856	31,494	29,565	24,261
RATIOS					
Percent net (loss) earnings to sales	(0.1%)	1.5%	(1.8%)	2.0%	1.6%
Percent net (loss) earnings to average stockholders' equity	(0.7%)	6.0%	(5.8%)	5.8%	4.5%
Ratio of current assets to current liabilities	1.7 to 1	1.9 to 1	1.9 to 1	1.9 to 1	2.2 to 1
Percent of long-term debt to total capitalization	33.2%	36.9%	34.2%	31.2%	31.6%

* *In 2007, includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share for closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill. In addition, effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely to our operating structure resulting in state tax benefits of $11.6 million or $0.23 per share primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries.*

** *In 2006, includes impact to accumulated other comprehensive loss of $36.6 million ($58.1 million pre-tax) for the adoption of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans."*

*** *In 2005, includes after-tax expense of $24.2 million ($38.4 million pre-tax) or $0.47 per share for closure costs and restructuring expense as a result of closing the sulfite pulp mill at Printing & Writing's Brokaw, Wisconsin facility.*

**** *In 2003, includes after-tax income of $2.6 million ($4.2 million pre-tax) or $0.05 per share for a fee for licensing certain patent dispenser technologies as a result of a settlement of all claims of the parties in a patent litigation case.*

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm has issued a report on internal control over financial reporting. This report appears on page 28.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, WI

We have audited the internal control over financial reporting of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated February 15, 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 15, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Wausau Paper Corp.
Mosinee, WI

We have audited the accompanying consolidated balance sheets of Wausau Paper Corp. and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" on December 31, 2006 and Statement of Financial Accounting Standards No. 123R, "Share-based Payment" on January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 15, 2008

Consolidated Balance Sheets

(all dollar amounts in thousands)	As of December 31, 2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,121	$ 26,122
Receivables, net	110,114	104,801
Refundable income taxes	1,065	737
Inventories	108,532	122,531
Deferred income taxes	6,046	7,444
Spare parts	26,108	28,440
Other current assets	4,364	4,172
Total current assets	274,350	294,247
Property, plant, and equipment–net	413,296	468,372
Other assets	56,551	36,495
TOTAL ASSETS	$ 744,197	$ 799,114
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	$ 175	$ 184
Accounts payable	88,706	83,441
Accrued and other liabilities	72,547	71,557
Total current liabilities	161,428	155,182
Long-term debt	139,358	160,287
Deferred income taxes	54,106	66,574
Post-retirement benefits	74,112	101,513
Other noncurrent liabilities	34,278	41,484
Total liabilities	463,282	525,040
Commitments and contingencies	–	–
STOCKHOLDERS' EQUITY		
Preferred stock, no par value (500,000 shares authorized; no shares issued)	–	–
Common stock, no par value (100,000,000 shares authorized; issued 60,122,812 shares in 2007 and 2006)	173,950	173,302
Retained earnings	268,062	287,023
Accumulated other comprehensive loss	(26,225)	(61,192)
Treasury stock, at cost (10,338,665 and 9,393,603 shares in 2007 and 2006, respectively)	(134,872)	(125,059)
Total stockholders' equity	280,915	274,074
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 744,197	$ 799,114

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

(all dollar amounts in thousands, except per share data)	For the Year Ended December 31, 2007	2006	2005
Net sales	$1,240,438	$1,188,178	$1,097,093
Cost of sales	1,162,739	1,065,760	1,044,467
Gross profit	77,699	122,418	52,626
Selling and administrative	84,199	82,695	74,423
Restructuring	7,267	226	1,332
Operating (loss) profit	(13,767)	39,497	(23,129)
Other income (expense):			
Interest expense	(11,080)	(11,252)	(10,957)
Interest income	700	315	479
Other, net	93	309	17
(Loss) earnings before income taxes and cumulative effect of a change in accounting principle	(24,054)	28,869	(33,590)
(Credit) provision for income taxes	(22,229)	10,823	(14,125)
(Loss) earnings before cumulative effect of a change in accounting principle	(1,825)	18,046	(19,465)
Cumulative effect of a change in accounting principle (net of income taxes)	–	(427)	–
Net (loss) earnings	$ (1,825)	$ 17,619	$ (19,465)
(Loss) earnings per share before cumulative effect of a change in accounting principle–basic	$ (0.04)	$ 0.36	$ (0.38)
Cumulative effect of a change in accounting principle (net of income taxes) per share–basic	–	(0.01)	–
Net (loss) earnings per share–basic	$ (0.04)	$ 0.35	$ (0.38)
Weighted average shares outstanding–basic	50,477	50,935	51,448
(Loss) earnings per share before cumulative effect of a change in accounting principle–diluted	$ (0.04)	$ 0.35	$ (0.38)
Cumulative effect of a change in accounting principle (net of income taxes) per share–diluted	–	(0.01)	–
Net (loss) earnings per share–diluted	$ (0.04)	$ 0.34	$ (0.38)
Weighted average shares outstanding–diluted	50,477	51,249	51,448
Dividends declared per common share	$ 0.34	$ 0.34	$ 0.34

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(all dollar amounts in thousands)	For the Year Ended December 31, 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) earnings	$ (1,825)	$ 17,619	$(19,465)
Provision for depreciation, depletion, and amortization	94,330	57,913	91,554
(Credit) provision for losses on accounts receivable	(169)	(64)	248
(Gain) loss on sale of assets	(11,300)	(16,434)	497
Impairment of long-lived assets	395	–	–
Compensation expense for stock-based awards	979	659	487
Deferred income taxes	(27,800)	(3,802)	(13,878)
Changes in operating assets and liabilities:			
Receivables	(5,144)	(6,833)	(2,421)
Inventories	13,999	(2,884)	(18,914)
Other assets	(16,876)	(18,256)	(15,361)
Accounts payable and other liabilities	13,857	1,975	6,739
Accrued and refundable income taxes	(5,633)	8,089	(11,263)
Net cash provided by operating activities	54,813	37,982	18,223
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(30,088)	(23,856)	(31,494)
Proceeds from sale of assets	14,705	18,860	2,366
Net cash used in investing activities	(15,383)	(4,996)	(29,128)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of notes payable	(35,081)	(48)	(10)
Payments under capital lease obligation	(131)	(146)	(115)
Borrowings under credit agreements, net	15,000	–	–
Dividends paid	(17,205)	(17,335)	(17,523)
Proceeds from stock option exercises	–	1,503	–
Excess tax benefit related to share-based compensation	35	102	–
Payments for purchase of company stock	(10,049)	(6,440)	(7,861)
Net cash used in financing activities	(47,431)	(22,364)	(25,509)
Net (decrease) increase in cash and cash equivalents	(8,001)	10,622	(36,414)
Cash and cash equivalents at beginning of year	26,122	15,500	51,914
Cash and cash equivalents at end of year	$ 18,121	$ 26,122	$ 15,500
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid–net of amount capitalized	$ 11,345	$ 10,891	$ 10,734
Income taxes paid	$ 11,641	$ 10,377	$ 11,131

Noncash investing and financing activities: A capital lease obligation of $393 was recorded in 2006 when we entered into a new lease agreement for equipment.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(all dollar amounts in thousands)	Common Stock	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
Balances December 31, 2004	$173,172	$323,645	$(84)	$(26,661)	$(112,980)	$357,092
Comprehensive earnings, 2005:						
Net (loss)		(19,465)				(19,465)
Minimum pension liability (Net of $1,443 deferred tax)				(2,458)		(2,458)
Comprehensive (loss), 2005						(21,923)
Cash dividends declared		(17,467)				(17,467)
Recognition of restricted stock compensation expense			84			84
Settlement of performance unit grant	(14)				10	(4)
Tax benefit related to stock options	(4)					(4)
Stock-based award compensation	302					302
Purchases of treasury stock					(7,861)	(7,861)
Balances December 31, 2005	173,456	286,713	–	(29,119)	(120,831)	310,219
Comprehensive earnings, 2006:						
Net earnings		17,619				17,619
Minimum pension liability (Net of $2,661 deferred tax)				4,527		4,527
Comprehensive earnings, 2006						22,146
Adoption of SFAS 158 (Net of $21,494 deferred tax)				(36,600)		(36,600)
Cash dividends declared		(17,309)				(17,309)
Stock options exercised	(452)				1,955	1,503
Settlement of performance unit grant	(426)				257	(169)
Tax benefit related to stock awards	65					65
Stock-based award compensation	659					659
Purchases of treasury stock					(6,440)	(6,440)
Balances December 31, 2006	173,302	287,023	–	(61,192)	(125,059)	274,074
Comprehensive earnings, 2007:						
Net (loss)		(1,825)				(1,825)
Retirement and other post-retirement benefit plans (Net of $18,482 deferred tax)				34,967		34,967
Comprehensive earnings, 2007						33,142
Adoption of FIN 48		37				37
Cash dividends declared		(17,173)				(17,173)
Settlement of performance unit grant	(366)				236	(130)
Tax benefit related to stock awards	35					35
Stock-based award compensation	979					979
Purchases of treasury stock					(10,049)	(10,049)
Balances December 31, 2007	$173,950	$268,062	$ –	$(26,225)	$(134,872)	$280,915

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1 Description of the Business and Summary of Significant Accounting Policies

Wausau Paper Corp. manufactures, converts, and sells paper and paper products within three principal segments: Specialty Products, Printing & Writing, and Towel & Tissue. The majority of our products are sold within the United States and Canada.

Specialty Products produces a wide variety of technical specialty papers that include supercalendered backing papers for pressure-sensitive labeling applications, tape backing, and packaging materials for a broad range of food, medical, and industrial applications.

Printing & Writing manufactures, converts, and markets a broad line of premium printing and writing grades.

Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the industrial and commercial "away-from-home" market.

Basis of Presentation

The consolidated financial statements include the accounts of Wausau Paper Corp. and our subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

We define cash equivalents as highly liquid, short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market. There were approximately $13.6 million and $15.2 million of cash and cash equivalents on deposit with one bank at December 31, 2007 and 2006, respectively.

Inventories

Pulp, finished paper products, and approximately 96% of raw materials are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. All other inventories are valued at the lower of average cost or market. Liquidations in individual LIFO inventory pools decreased cost of sales by $1.5 million and $1.4 million for the years ended December 31, 2007 and 2006, respectively.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method for financial statement purposes. Land and construction in progress are stated at cost. The cost and related accumulated depreciation of all plant and equipment retired or otherwise disposed of are removed from the accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations.

Buildings are depreciated over a 20- to 45-year period; machinery and equipment over a three- to 20-year period. Maintenance and repair costs are charged to expense as incurred. Improvements that extend the useful lives of the assets are added to the plant and equipment accounts.

Our policy is to capitalize interest incurred on debt during the course of projects that exceed one year in construction and $1 million, or projects that exceed $10 million. Interest capitalized in 2007, 2006, and 2005 was not significant.

We assess the recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets, based on a discounted cash flow analysis. See Note 2 to the Consolidated Financial Statements for a discussion of asset impairment losses recorded in 2007. No impairment losses were recorded in 2006 or 2005.

Timber and timberlands are stated at net depleted value. We capitalize the cost of purchasing timberlands and reforestation costs. Interest and taxes related to timberlands are expensed as incurred. Reforestation costs include site preparation, planting, fertilizing, herbicide application, and thinning. Temporary logging roads are expensed while long-term logging roads are capitalized and amortized over the estimated useful lives of the

Notes to Consolidated Financial Statements
(continued)

roads, which is generally 15 to 20 years. Depletion is recorded as timber is harvested and included in inventory until conversion into saleable product. Depletion is calculated using the block and units-of-production methods. Under these methods, the capitalized costs of large land tracts are divided by the estimated volume of timber anticipated to be harvested on each tract. As the timber is harvested, depletion is either recorded as each block is harvested or as a percentage of each block harvested. The cost and related depletion of timberlands sold under our timberland sales program is removed from the accounts, and any resulting gains or losses are included as a component of cost of sales in the Consolidated Statements of Operations. Timberland sales gains of $9.6 million, $17.3 million, and $2.2 million were included in cost of sales in the Consolidated Statements of Operations for the years ended December 31, 2007, 2006, and 2005, respectively.

Income Taxes

Estimates of income taxes refundable and payable, deferred income tax assets and liabilities, and the effective tax rate are based on an analysis of many factors including interpretations of Federal, state, and foreign income tax laws, the difference between tax and financial reporting basis of assets and liabilities, estimates of amounts currently due or owed, realization of income tax benefits in future years, and current accounting standards. Estimates are reviewed and updated on a quarterly basis as facts and circumstances change and actual results are known. Adjustments to the effective income tax rate and recorded assets and liabilities may occur in future periods if actual results differ significantly from original estimates and interpretations.

Treasury Stock

Common stock purchased for treasury is recorded at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the weighted-average cost basis.

Accumulated Other Comprehensive Loss

For all periods presented, the accumulated other comprehensive loss is comprised of cumulative net actuarial losses and prior service cost not yet recognized as a component of net periodic benefit costs for retirement plans and other post-retirement benefit plans, net of tax of $17.5 million and $35.9 million at December 31, 2007 and 2006, respectively.

Revenue Recognition

Revenue is recognized, net of estimated discounts, allowances and returns upon shipment of goods at which time title passes to the customer. Upon shipment, the customer is obligated to pay us and we have no remaining obligation. We grant credit to customers in the ordinary course of business.

Shipping and handling costs billed to customers are included in net sales, and the related costs are included in cost of sales in the Consolidated Statements of Operations.

Stock-based Compensation Plans

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. The modified prospective application transition method requires that as of the effective date, compensation cost related to share-based payment transactions is recognized as an operating expense in the statement of operations over the requisite service period of the grant based on the grant-date fair value of the award. As such, prior periods will not reflect restated amounts.

Prior to January 1, 2006, we measured compensation cost for stock-based compensation plans using the "intrinsic value based method" prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, compensation expense for restricted stock was recognized ratably over the service period based upon the grant-date market value and compensation expense for performance stock awards was recognized ratably over the performance period based on changes in quoted market prices of Wausau Paper common stock and the likelihood of achieving performance goals. The exercise price of all employee stock options was at least equal to their grant-date market value. Accordingly, no compensation expense was recorded for stock options granted to employees.

Under SFAS 123R, share-based payment awards that are settled in cash continue to be classified as a liability; however, rather than remeasuring the award at the intrinsic value each reporting period, the award is remeasured at its fair value each reporting period until final settlement. The difference between the liability as previously computed (i.e., intrinsic value) and the fair value of the liability award on January 1, 2006, was $0.4 million net of any related tax effects ($0.7 million pre-tax), and was recorded as a cumulative effect of a change in accounting principle in the Consolidated Statement of Operations. SFAS 123R also requires us to report the tax benefit from the tax

Notes to Consolidated Financial Statements
(continued)

deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than an operating cash flow. Before the adoption of SFAS 123R, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow. See Note 8 to the Consolidated Financial Statements for a further discussion on stock-based compensation plans.

Earnings Per Share

We present both basic and diluted net (loss) earnings per share ("EPS") amounts. Basic EPS is calculated based on the weighted average number of common shares outstanding during the respective year, while diluted EPS is calculated based on the weighted average number of common shares and common stock equivalents outstanding during the respective year. The difference between basic and diluted EPS is solely attributable to stock-based compensation plans. See Note 8 for information on stock-based compensation plans. We use the treasury-stock method to calculate the impact of outstanding awards of stock options, restricted stock, and restricted stock unit awards, referred to as performance units. Stock options for which the exercise price exceeds the average market price over the period have an antidilutive effect on EPS and, accordingly, are excluded from the calculation.

For the years ended December 31, 2007, 2006, and 2005, stock-based grants for 2,102,810, 667,944, and 2,160,804 shares, respectively, were excluded from the diluted EPS calculation because the shares were antidilutive.

Basic and diluted (loss) earnings per share are reconciled as follows:

(all amounts in thousands, except per share data)	2007	2006	2005
Net (loss) earnings	$(1,825)	$ 17,619	$(19,465)
Basic weighted average common shares outstanding	50,477	50,935	51,448
Dilutive securities:			
Stock compensation plans	–	314	–
Diluted weighted average common shares outstanding	50,477	51,249	51,448
Net (loss) earnings per share–basic	$ (0.04)	$ 0.35	$ (0.38)
Net (loss) earnings per share–diluted	$ (0.04)	$ 0.34	$ (0.38)

Derivatives

In the past, we have used derivative instruments to mitigate our exposure to interest rate risk. We do not issue such instruments for trading purposes. At December 31, 2007 and 2006, there were no derivative instruments outstanding.

Research and Development Expenses

Research and development costs are expensed as incurred. Expenditures for product development were $2.6 million, $2.1 million, and $1.9 million in 2007, 2006, and 2005, respectively.

New Accounting Pronouncement

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The literature also provides guidance on the derecognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. As a result of the implementation of FIN 48, we recognized a $0.04 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to retained earnings at January 1, 2007. See Note 7 to the Consolidated Financial Statements for a further discussion on income tax uncertainties.

In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits companies from recognizing planned major maintenance costs under the "accrue-in-advance" method that allowed the accrual of a liability over several reporting periods before the maintenance is performed. FSP AUG AIR-1 is applicable to entities in all industries and must be retrospectively applied. In accordance with FSP AUG AIR-1, on January 1, 2007, we adopted the direct expensing method, under which the costs of planned major maintenance activities are expensed in the period in which the costs are incurred. The application of FSP AUG AIR-1 affected our 2006 interim period reporting and did not result in a cumulative effect adjustment to our annual consolidated financial statements.

Notes to Consolidated Financial Statements
(continued)

Future Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans" ("SFAS 158"), which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires additional disclosures regarding certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service credits, and transition assets or obligations. On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS 158 and recognized a charge of $36.6 million, net of income taxes, to other comprehensive income in the Consolidated Statements of Stockholders' Equity. In addition, SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year end financial statements. The requirement to measure plan assets and benefit obligations as of the date of the year end financial statements is effective for fiscal years ending after December 15, 2008. We do not expect the adoption of the measurement date provisions of SFAS 158 to have a material effect on the consolidated financial statements. See Note 6 to the Consolidated Financial Statements for additional information required to be disclosed in accordance with SFAS 158.

In September 2007, the FASB ratified Emerging Issues Task Force ("EITF") 06-11 "Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. We do not expect the adoption of EITF 06-11 to have a material effect on the consolidated financial statements.

Reclassifications

On January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. As a result of the reorganization, the assets and operating results of one facility were reclassified from the Corporate and unallocated segment to the Towel & Tissue segment.

In addition, certain prior-year amounts in the consolidated financial statements and the notes to consolidated financial statements have been reclassified to conform to the 2007 presentation.

Note 2 Restructuring and Divestitures

In December 2007, the roll-wrap portion of our Specialty Products' business was sold to Cascades Sonoco, Inc., resulting in a pre-tax gain of $1.2 million, which is included in cost of sales in the Consolidated Statements of Operations for the year ending December 31, 2007. We will continue to manufacture roll-wrap and related products for the buyer during a post-closing transition period which expires on July 2, 2008. Pre-tax restructuring expense of $0.2 million reflected in the Consolidated Statements of Operations was related to severance and benefit continuation costs and other associated closure costs for the year ending December 31, 2007. We have retained the real property at the roll-wrap production facilities and intend to sell the property following the completion of the transition period. Subsequent to the sale of the roll-wrap business, asset impairment testing was completed on the remaining net assets, resulting in pre-tax impairment charges of $0.4 million to reduce the carrying values of the remaining net assets to their estimated fair values. The impairment charges are reflected in cost of sales in the Consolidated Statements of Operations. Additional pre-tax closure charges of approximately $0.8 million are expected to be incurred in 2008.

In October 2007, we announced plans to cease Printing & Writing's papermaking operations at our Groveton, New Hampshire mill. Papermaking operations ceased in December 2007, and the majority of the papermaking assets were abandoned. The closure resulted in the elimination of approximately 300 permanent jobs. Due to the interchangeability of our printing and writing paper production on our paper machines within the Printing & Writing business segment, as well as shared distribution, sales and marketing, and customer service, we will continue to manufacture and sell the same broad line of premium printing and writing papers within our remaining Printing & Writing mills. Cost of sales for the year ending December 31, 2007, as reflected in the Consolidated Statements of Operations, includes $38.8 million in pre-tax charges for accelerated depreciation and an adjustment of spare parts and mill inventory to net realizable value. Pre-tax restructuring expense, as reflected in the Consolidated Statements of Operations, related to severance and benefit continuation costs and other associated closure costs was $7.1 million for the year ended December 31, 2007.

Notes to Consolidated Financial Statements
(continued)

The following table sets forth information with respect to the Groveton, New Hampshire mill closure charges:

(all dollar amounts in thousands)	2007
Depreciation on abandoned equipment	$35,134
Inventory and spare parts write-down	4,155
Severance and benefit continuation	2,982
Other associated costs	3,605
Total	$45,876

At December 31, 2007, $3.1 million was recorded as a current liability for restructuring expenses, consisting of severance and benefit continuation costs and other associated closure costs. Additional pre-tax closure charges of approximately $20.4 million primarily for additional depreciation on assets in use at December 31, 2007, and contract termination costs are expected to be recognized during 2008.

In July 2005, we announced plans to permanently close the sulfite pulp mill at our Brokaw, Wisconsin, papermaking facility. The pulp mill was closed in November 2005 and the related long-lived assets were abandoned. The closure resulted in the elimination of 57 permanent jobs, or approximately 10% of the facility's total workforce. The cost of sales for the years ended December 31, 2006 and 2005, as reflected in the Consolidated Statements of Operations, includes $0.3 million and $37.1 million, respectively, in pre-tax charges for adjustments of pulp mill inventory to net realizable value and, in 2005, accelerated depreciation on the long-lived assets that were abandoned upon closure and a portion of the severance and benefit continuation expense. Pre-tax restructuring expense related to other associated closure costs was $0.2 million and $1.3 million for the years ended December 31, 2006 and 2005, respectively.

The following table sets forth information with respect to pulp mill closure charges:

(all dollar amounts in thousands)	2006	2005
Depreciation on abandoned equipment	$ –	$31,970
Inventory write-down	275	4,635
Severance and benefit continuation	–	862
Other associated costs	226	973
Total	$501	$38,440

There were no charges to cost of sales or restructuring expense in the Consolidated Statements of Operations related to the pulp mill closure for the year ended December 31, 2007.

Note 3 Supplemental Balance Sheet Information

(all dollar amounts in thousands)	2007	2006
Receivables		
Trade	$ 107,909	$ 104,049
Other	3,257	2,113
	111,166	106,162
Less: allowances for doubtful accounts	(1,052)	(1,361)
	$ 110,114	$ 104,801
Inventories		
Raw materials	$ 37,401	$ 37,393
Work in process and finished goods	115,848	114,584
Supplies	5,204	9,457
Inventories at cost	158,453	161,434
LIFO reserve	(49,921)	(38,903)
	$ 108,532	$ 122,531
Property, plant, and equipment		
Buildings	$ 124,465	$ 134,653
Machinery and equipment	983,937	1,024,791
	1,108,402	1,159,444
Less: accumulated depreciation	(713,820)	(712,035)
Net depreciated value	394,582	447,409
Land	7,386	7,311
Timber and timberlands, net of depletion	5,064	5,730
Construction in progress	6,264	7,922
	$ 413,296	$ 468,372
Accrued and other liabilities		
Payroll	$ 14,235	$ 10,661
Vacation pay	12,196	13,101
Employee retirement plans	5,910	4,737
Rebates	12,813	10,331
Accrued income taxes	1,454	7,960
Other	25,939	24,767
	$ 72,547	$ 71,557

Notes to Consolidated Financial Statements

(continued)

Note 4 Debt

A summary of long-term debt as of December 31 is as follows:

(all dollar amounts in thousands)	2007	2006
Senior notes with interest from 7.31% to 7.43%, due between August 31, 2009, and August 31, 2011	$103,500	$138,500
Industrial development bonds due July 1, 2023, with weighted average interest rate of 3.87% in 2007 and 3.69% in 2006	19,000	19,000
Revolving-credit agreement with financial institutions, with weighted average interest rate of 6.16% in 2007	15,000	–
Note payable	261	342
Capitalized leases (see Note 5)	138	269
Subtotal	137,899	158,111
Premium on senior notes	1,634	2,360
Total debt	139,533	160,471
Less: current maturities of long-term debt (see Note 5)	(175)	(184)
Total long-term debt	$139,358	$160,287

We had $138.5 million in unsecured private placement notes that were closed and funded on August 31, 1999. On August 31, 2007, $35 million of the unsecured private placement notes matured and were repaid. The principal amounts, maturities, and interest rates on the remaining notes are (1) $68.5 million, 10 years, 7.31%; and (2) $35 million, 12 years, 7.43%. In connection with the note offering, we entered into an interest-rate swap agreement under which the interest rate paid by us with respect to (1) $58.5 million of the 10-year notes was the three-month LIBOR rate, plus .4925%, and (2) $30 million of the 12-year notes was the three-month LIBOR rate, plus .55%. During 2001, we terminated this interest-rate swap arrangement in exchange for cash payments of $6.4 million. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest-rate method over the remaining term of the respective debt instruments. See Note 11 for additional information regarding the interest-rate swap and amortization of debt premium.

We have a $125 million unsecured revolving-credit agreement with five financial institutions that expires on July 27, 2011. Under the facility, we may elect a base rate which is a fluctuating rate per annum for interest from either domestic or offshore rates plus an applicable rate based upon our consolidated leverage ratio. In addition, the facility provides for sublimits of $50 million for the issuance of standby letters of credit and $10 million for certain short-term bid loans among the bank group. We pay the banks a facility fee under this agreement based on quarterly debt/capitalization ratios. Total facility fees paid under this agreement and previous agreements were $166,000 in 2007, $268,000 in 2006, and $303,000 in 2005. There were $15.0 million in outstanding borrowings under this agreement at December 31, 2007. There were no borrowings against the agreement at December 31, 2006.

In addition to representations and warranties, covenants, and provisions for default customary for facilities of this nature for customers of the banks having similar creditworthiness, we are required to maintain a consolidated leverage ratio of not more than 55%, a consolidated interest coverage ratio of not less than 3 to 1, and an adjustable minimum net worth covenant. On October 19, 2007, Wausau Paper, the financial institutions participating in the revolving-credit agreement and the required holders of our $138.5 million senior notes agreed to amend the minimum net worth covenant. Under the amendment, the minimum consolidated net worth requirement is initially $200 million and will be adjusted quarterly to include 25% of quarterly consolidated net income, with no deduction for any net loss, and proceeds from equity sales. The adjustable minimum net worth requirement was $200 million at December 31, 2007. As of December 31, 2007 and 2006, we were in compliance with all required covenants.

We maintain an unrated commercial paper placement agreement with a bank to issue up to $50 million of unsecured debt obligations. The agreement requires unused credit availability under our revolving-credit agreement equal to the amount of outstanding commercial paper. There were no borrowings under this agreement at December 31, 2007 and 2006.

On November 2, 2004, we entered into a loan agreement with the Economic Development Authority of the city of Brainerd, Minnesota. Under the agreement, we borrowed $500,000, of which $100,000 was forgivable upon meeting certain employment criteria at our Brainerd, Minnesota, facility by November 1, 2006. The employment criteria were met in 2006, therefore, $100,000 of the loan was forgiven. Interest is payable quarterly

Notes to Consolidated Financial Statements
(continued)

on the outstanding balance at a rate of 2% per annum. In accordance with the agreement, quarterly payments of principal and interest began on January 1, 2006. The loan is due and payable no later than November 1, 2013.

In August 1995, we obtained $19 million in industrial development bond financing to fund an upgrade of the Brokaw mill wastewater treatment plant. The bonds mature in 2023 and bear interest at short-term rates. The bonds are supported by a letter of credit that is issued under our revolving-credit agreement.

The aggregate annual maturities of long-term debt, excluding capital leases (see Note 5), are as follows:

(all dollar amounts in thousands)	Annual maturities
2008	$ 49
2009	68,567
2010	69
2011	50,076
2012	–
Thereafter	$19,000

Note 5 Lease Commitments

We have various leases for real estate, mobile equipment, and machinery that generally provide for renewal privileges or for purchase at option prices established in the lease agreements. Property, plant, and equipment include the following amount for capitalized leases as of December 31:

(all dollar amounts in thousands)	**2007**	2006
Machinery and equipment	$ 393	$393
Allowance for amortization	(144)	(65)
Net value	$ 249	$328

Lease amortization is included in depreciation expense.

Future minimum payments, by year and in the aggregate, under capitalized leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2007:

(all dollar amounts in thousands)	Capital Leases	Operating Leases
2008	$126	$1,006
2009	12	986
2010	–	975
2011	–	956
2012	–	956
Thereafter	–	877
Total minimum payments	$138	$5,756

Rental expense for all operating leases was as follows:

(all dollar amounts in thousands)	**2007**	2006	2005
Rent expense	$8,809	$8,508	$7,691

Note 6 Pension and Other Post-retirement Benefit Plans

We sponsor defined benefit pension plans covering substantially all employees. Retirement benefits for salaried and nonunion employees are based on pay and company performance. Plans covering hourly employees provide benefits based on years of service and fixed benefit amounts for each year of service. The defined benefit pension plans are funded in accordance with federal laws and regulations.

We have supplemental retirement agreements with certain present and past key officers, directors, and employees. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The supplemental retirement agreements are unfunded.

We also provide certain defined benefit post-retirement health and life insurance plans that cover qualifying retirees. Benefits and eligibility for various employee groups vary by location and union agreements. The defined benefit post-retirement plans are unfunded.

As described in Note 1, effective December 31, 2006, we adopted SFAS 158, which requires that we recognize in our financial statements the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability and to recognize changes in that funded status in the year which the changes occur through comprehensive income. In addition, SFAS 158 also requires the measurement of the funded status of a plan as of the date of the year end financial statements.

Notes to Consolidated Financial Statements

(continued)

The requirement to measure plan assets and benefit obligations as of the date of the year end financial statements is effective for fiscal years ending after December 15, 2008. Accordingly, we plan to adopt the measurement date provisions of SFAS 158 for our fiscal year ending December 31, 2008. We do not expect the adoption of the measurement date provisions of SFAS 158 to have a material effect on the consolidated financial statements. We selected September 30, 2007 and 2006, as the measurement dates for plan assets and obligations in 2007 and 2006, respectively.

The following schedules present changes in, and components of, net assets (liabilities) for retirement and other post-retirement benefits:

	Retirement Benefits		Other Post-retirement Benefits	
(all dollar amounts in thousands)	**2007**	2006	**2007**	2006
Change in benefit obligation:				
Benefit obligation at September 30, 2006 and 2005	$196,551	$193,432	$106,909	$ 97,418
Service cost	7,799	7,833	2,516	3,201
Interest cost	11,026	10,382	5,146	5,242
Amendments	3,374	2,278	(20,295)	–
Net actuarial (gain) loss	(7,266)	(6,112)	(8,538)	5,531
Participant contributions	–	–	2,248	2,030
Benefits paid	(10,231)	(11,262)	(7,146)	(6,513)
Benefit obligation September 30, 2007 and 2006	$201,253	$196,551	$ 80,840	$106,909
Change in plan assets:				
Fair value at September 30, 2006 and 2005	$164,834	$147,096	$ –	$ –
Actual gain	27,700	11,955	–	–
Company contributions	16,395	17,045	4,898	4,483
Participant contributions	–	–	2,248	2,030
Benefits paid	(10,231)	(11,262)	(7,146)	(6,513)
Fair value at September 30, 2007 and 2006	$198,698	$164,834	$ –	$ –
Net amount recognized:				
Funded status at September 30, 2007 and 2006	$ (2,555)	$ (31,717)	$ (80,840)	$(106,909)
Cash contribution subsequent to measurement date	3,799	4,402	841	1,296
Curtailment (expense) income	(3,111)	–	607	–
Unrecognized net loss after remeasurement	3,056	–	–	–
Accrued benefit cost at December 31	$ 1,189	$ (27,315)	$ (79,392)	$(105,613)
Amounts recognized in the Consolidated Balance Sheet consist of:				
Noncurrent assets	$ 17,953	$ –	$ –	$ –
Current liabilities	(567)	(554)	(5,280)	(4,100)
Noncurrent liabilities	(16,197)	(26,761)	(74,112)	(101,513)
Net amount recognized at December 31	$ 1,189	$ (27,315)	$ (79,392)	$(105,613)

For 2007 and 2006, the amendments to retirement benefit plans reflect union negotiated rate increases. For 2007, the amendment to other post-retirement benefit plans is primarily related to cost sharing changes for the non-union and two union plans. In addition for 2007, the curtailment recognized relates to the closure of Printing & Writing's Groveton, New Hampshire mill. See Note 2 to the Consolidated Financial Statements for additional information on the Groveton closure.

Notes to Consolidated Financial Statements
(continued)

Amounts recognized in Accumulated Other Comprehensive Loss, net of tax, consist of:

(all dollar amounts in thousands)	2007	2006
Retirement Benefits		
Prior service cost (credit)	$ 8,884	$10,217
Net loss	10,882	25,998
Net amount recognized at December 31	$ 19,766	$36,215
Other Post-retirement Benefits		
Prior service cost (credit)	$(11,265)	$ (3,148)
Net loss	17,724	28,125
Net amount recognized at December 31	$ 6,459	$24,977

The total accumulated benefit obligation for qualified defined benefit pension plans was $198.9 million and $193.4 million at September 30, 2007 and 2006, respectively. At September 30, 2007, plan assets exceeded the total accumulated benefit obligation for all of the qualified defined benefit pension plans. At September 30, 2006, the total accumulated benefit obligation for pension plans exceeded the plan assets for all of the qualified defined benefit pension plans.

	Pension Benefits		
	Target Allocations	Percentage of Plan Assets at Measurement Date	
		2007	2006
Asset category			
Equity securities	60.0%	65.8%	69.5%
Debt securities	40.0%	34.2%	30.5%
Total	100.0%	100.0%	100.0%

Wausau Paper's Benefits Committee, as established by the Board of Directors, monitors pension assets and the performance of pension investments. The Benefits Committee manages toward an asset allocation consisting of approximately 60% equity securities and 40% debt securities. An external investment manager is used to assist us in establishing our investment strategies and policies. We consider the historical and projected returns for each asset category and believe that the investment strategy employed will provide a blended rate of return on pension assets consistent with current pension valuation assumptions.

Although we do not have a minimum funding requirement for defined benefit pension plans in 2008, we may elect to make contributions of up to $6.0 million directly to pension plans. We also expect to contribute $5.3 million, net of subsidy reimbursements, directly to other post-retirement plans. Benefit payments expected to be paid and subsidy amounts to be received in each of the next five years and in the aggregate for the five years thereafter are:

(all dollar amounts in thousands)	Pension Benefit Payments	Other Post-retirement Benefit Payments	Other Post-retirement Subsidy
2008	$10,538	$ 5,534	$ 254
2009	$11,187	$ 5,964	$ 285
2010	$12,125	$ 6,376	$ 311
2011	$12,648	$ 6,912	$ 343
2012	$13,547	$ 7,434	$ 383
2013-2017	$80,234	$46,027	$2,354

Notes to Consolidated Financial Statements

(continued)

The components of net periodic benefit costs recognized in the Consolidated Statements of Operations and the amounts recognized in other comprehensive income are as follows:

	Pension Benefits			Other Post-retirement Benefits		
(all dollar amounts in thousands)	**2007**	2006	2005	**2007**	2006	2005
Components of net periodic benefit cost:						
Service cost	$ 7,799	$ 7,833	$ 7,250	$ 2,516	$ 3,201	$ 2,513
Interest cost	11,026	10,382	9,584	5,146	5,242	4,740
Expected return on plan assets	(13,416)	(12,011)	(10,832)	–	–	–
Amortization of:						
Prior service cost (benefit)	2,413	2,156	2,250	(3,829)	(3,324)	$(3,055)
Actuarial loss	2,468	3,190	1,862	2,332	1,967	1,352
Settlements	–	–	316	–	–	–
Subtotal	10,290	11,550	10,430	6,165	7,086	5,550
Components charged to restructuring expense:						
Curtailments	3,111	–	–	(607)	–	–
Total net periodic benefit cost	$ 13,401	$ 11,550	$ 10,430	$ 5,558	$ 7,086	$ 5,550
Recognized in other comprehensive income (before tax effect):						
Net actuarial loss	$(21,496)			$ (8,537)		
Prior service cost (credit)	3,375			(20,295)		
Amortization of:						
Net actuarial loss	(2,468)			(2,332)		
Prior service cost (credit)	(5,524)			3,829		
Total recognized in other comprehensive income	(26,113)			(27,335)		
Total recognized in net periodic benefit cost and other comprehensive income	$(12,712)			$(21,777)		

The estimated prior service cost and net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2008, are charges of $1.9 million and $0.7 million, respectively. The estimated prior service credit and net actuarial loss for the other post-retirement benefit plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the year ended December 31, 2008, are a credit of $3.3 million and a charge of $1.9 million, respectively.

The weighted average assumptions used in the calculation of the year-end obligation and net periodic benefit costs are as follows:

	Pension Benefits			Other Post-retirement Benefits		
	2007	2006	2005	**2007**	2006	2005
Weighted-average assumptions used to determine benefit obligations at September 30:						
Discount rate	6.25%	5.75%	5.50%	6.25%	5.75%	5.50%
Rate of compensation increase	4.25%	4.25%	4.25%	n/a	n/a	n/a
Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31:						
Discount rate	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%
Expected return on plan assets	8.25%	8.25%	8.25%	n/a	n/a	n/a
Rate of compensation increase	4.25%	4.25%	4.25%	n/a	n/a	n/a
Assumed health care cost trend rates at December 31:						
Health care cost trend rate assumed	n/a	n/a	n/a	9%	9%	10%
Ultimate trend rate	n/a	n/a	n/a	5%	5%	5%
Year that the rate reaches the ultimate trend rate	n/a	n/a	n/a	2010	2010	2010

Notes to Consolidated Financial Statements
(continued)

Assumed health care cost trend rates significantly affect reported amounts for retiree medical benefits. For 2007, the effect of a one-percentage-point change in the assumed health care cost trend rate would have had the following effects:

(all dollar amounts in thousands)	One percentage point Increase	Decrease
Effect on the post-retirement benefit obligation	$15,435	($12,683)
Effect on the sum of the service and interest cost components	$ 1,277	($ 1,032)

We also sponsor defined contribution pension plans, several of which provide for company contributions based on a percentage of employee contributions. The cost of such plans totaled $2.8 million, $2.7 million, and $2.7 million in 2007, 2006, and 2005, respectively.

We have deferred-compensation agreements with certain present and past key officers, directors, and employees which allow participants to defer a portion of their compensation. The principal cost of such plans is being or has been accrued over the period of active employment to the full eligibility date. The annual cost of the deferred-compensation agreements was a credit of $0.4 million for the year ending December 31, 2007, and a charge of $0.9 million for the year ending December 31, 2006. At December 31, 2007 and 2006, the amounts accrued under the deferred-compensation agreements were $8.7 million and $7.9 million, respectively, and are included in current and other noncurrent liabilities on the Consolidated Balance Sheets.

Note 7 Income Taxes

Deferred tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as measured by the current enacted tax rates. Deferred tax expense (credit) is the result of changes in the deferred tax asset and liability.

The (credit) provision for income taxes is comprised of the following:

(all dollar amounts in thousands)	2007	2006	2005
Current tax expense (credit):			
Federal	$ 5,272	$ 11,632	$ (1,074)
State	299	2,993	827
Total current	5,571	14,625	(247)
Deferred tax (credit) expense:			
Federal	(14,087)	(3,212)	(10,615)
State	(13,713)	(590)	(3,263)
Total deferred	(27,800)	(3,802)	(13,878)
Total (credit) provision for income taxes	$(22,229)	$10,823	$(14,125)

A reconciliation between taxes computed at the federal statutory rate and our effective tax rate follows:

(all dollar amounts in thousands)		2007		2006		2005
Federal statutory tax rate	$ (8,419)	(35.0%)	$ 10,119	35.0%	$(11,757)	(35.0%)
State taxes (net of federal tax benefits)	(2,160)	(8.9)	1,729	6.1	(2,796)	(8.3)
State tax benefit due to reorganization	(11,645)	(48.5)	–	–	–	–
Export sales benefit	–	–	(380)	(1.3)	(438)	(1.3)
Other	(5)	–	(645)	(2.3)	866	2.3
Effective tax rate	$(22,229)	(92.4%)	$10,823	37.5%	$(14,125)	(42.3%)

Notes to Consolidated Financial Statements
(continued)

Effective January 1, 2007, we reorganized the various subsidiaries which comprised our operating segments to align more closely with our operating structure. Each segment is now organized as a single member limited liability company and operates as a direct subsidiary of Wausau Paper Corp. The new structure will allow us to utilize state net operating loss and credit carryovers of certain subsidiaries for which full valuation allowances had been previously established due to the fact that separate state tax returns were filed under our previous structure. We recorded net state tax benefits of $11.6 million primarily as a result of the reversal of these valuation allowances. At the end of 2007, $192.6 million of unused state operating loss and credit carryovers existed, which may be used to offset future state taxable income in various amounts through the year 2022. Under the provisions of SFAS No. 109, the benefits of state tax losses are recognized as a deferred tax asset, subject to appropriate valuation allowances.

The major temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2007 and 2006, are as follows:

(all dollar amounts in thousands)	**2007**	2006
Deferred tax assets:		
Accrued compensated absences	$ 4,046	$ 4,281
Post-retirement benefits	32,061	40,522
State net operating loss carry forward	16,571	15,466
Other	27,051	26,736
Gross deferred tax asset	79,729	87,005
Less valuation allowance	(1,878)	(12,267)
Net deferred tax assets	77,851	74,738
Deferred tax liabilities:		
Property, plant, and equipment	(104,166)	(120,271)
Other	(21,745)	(13,597)
Gross deferred tax liability	(125,911)	(133,868)
Net deferred tax liability	$ (48,060)	$ (59,130)

The total deferred tax assets (liabilities) as presented in the accompanying consolidated balance sheets are as follows:

(all dollar amounts in thousands)	**2007**	2006
Net deferred tax assets	$ 6,046	$ 7,444
Net long-term deferred tax liabilities	(54,106)	(66,574)
Net deferred tax liability	$(48,060)	$(59,130)

A valuation allowance has been recognized for certain state loss carry forwards and future deductible items, as cumulative losses create uncertainty about the realization of the tax benefits in future years.

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies whether or not to recognize assets or liabilities for tax positions taken that may be challenged by a taxing authority. As a result of the implementation of FIN 48, we recognized a $0.04 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to retained earnings at January 1, 2007.

The following table summarizes the activity related to our liability for unrecognized tax benefits, of which approximately $4.2 million would impact our effective tax rate if recognized:

(all dollar amounts in thousands)	**2007**
Balance at January 1	$4,420
Increases related to current year tax positions	90
Increases related to tax positions in prior years	1,779
Decreases related to tax positions in prior years	(1,347)
Balance at December 31	$4,942

We record penalties and accrued interest related to uncertain tax positions in the provision for income taxes in the Consolidated Statements of Operations. During 2007, we accrued potential penalties and interest of approximately $0.8 million related to these unrecognized tax benefits. In total, as of December 31, 2007, we have recorded a liability for potential interest and penalties of approximately $1.8 million, which is included in the liability for unrecognized tax benefits. At December 31, 2007, the liability for uncertain tax positions was $6.7 million, with $3.8 million of the liability recorded as a current liability and $2.9 million recorded as a noncurrent liability.

The Internal Revenue Service ("IRS") is continuing examinations of our 1998 to 2003 tax returns that are anticipated to be concluded in 2008. These examinations relate to certain research and development credits recorded during these respective tax return years. In addition, we are currently open to audit under the statute of limitations by the IRS for the years ending December 31, 2004 through 2007. We also file income tax returns in numerous state jurisdictions with varying statutes of limitations. The anticipated charges with respect to the aforementioned items are included in the liability for uncertain tax positions recorded at December 31, 2007.

Notes to Consolidated Financial Statements
(continued)

Note 8 Stock Compensation Plans

Effective January 1, 2006, we adopted SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method. The modified prospective application transition method requires that as of the effective date, compensation cost related to share-based payment transactions is recognized as an operating expense in the statement of operations over the requisite service period of the grant based on the grant-date fair value of the award. As such, prior periods will not reflect restated amounts.

Prior to January 1, 2006, we measured compensation cost for stock-based compensation plans using the "intrinsic value based method" prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, compensation expense for restricted stock was recognized ratably over the service period based upon the grant-date market value and compensation expense for performance stock awards was recognized ratably over the performance period based on changes in quoted market prices of Wausau Paper common stock and the likelihood of achieving performance goals. The exercise price of all employee stock options was at least equal to their grant-date market value. Accordingly, no compensation expense was recorded for stock options granted to employees.

Under SFAS 123R, share-based payment awards that are settled in cash continue to be classified as a liability; however, rather than remeasuring the award at the intrinsic value each reporting period, the award is remeasured at its fair value each reporting period until final settlement. The difference between the liability as previously computed (i.e., intrinsic value) and the fair value of the liability award on January 1, 2006, was $0.4 million net of any related tax effects ($0.7 million pre-tax), and was recorded as a cumulative effect of a change in accounting principle in the Consolidated Statement of Operations.

SFAS 123R also requires us to report the tax benefit from the tax deduction that is in excess of recognized compensation costs (excess tax benefits) as a financing cash flow rather than an operating cash flow. Before the adoption on January 1, 2006, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow.

Stock Options, Restricted Stock Awards, and Performance Units

We have one stock incentive plan, the "2000 Stock Incentive Plan", under which awards to grantees are issued. Under the 2000 Stock Incentive Plan, in addition to stock options, awards of restricted shares of common stock and restricted stock units, referred to as performance units, may be granted. We also maintain various other employee stock option plans under which options are outstanding. The plans provide for the determination of purchase price, time, and method of exercise. We are authorized to deliver up to 3.7 million shares of our common stock upon exercise of non-qualified stock options or incentive stock options, or upon grant or in payment of performance shares, performance units, and restricted stock under the various incentive plans. As of December 31, 2007, there were 1.6 million shares available under the 2000 Stock Incentive Plan for future grant. We use treasury stock to deliver common stock shares under these plans.

For the years ended December 31, 2007 and 2006, we recognized approximately $1.0 million and $0.7 million, respectively, in share-based compensation expense which included fixed option grants and performance unit awards. We recognize compensation expense on grants of stock options, restricted stock, and performance unit share-based compensation awards on a straight-line basis over the requisite service period of each award. As of December 31, 2007, total unrecognized compensation cost related to share-based compensation awards was approximately $0.4 million, net of estimated forfeitures, which we expect to recognize over a weighted average period of approximately 0.8 years.

Options

Non-qualified stock options are granted for terms up to 20 years from the grant date. The option price is equal to the fair market value of Wausau Paper common stock at the date of grant for incentive and non-qualified options. Fixed option grant agreements define service condition vesting requirements and other transferability restrictions on a grant-by-grant basis, and performance-based options vest in relation to defined performance.

Notes to Consolidated Financial Statements
(continued)

The following table summarizes the status of all outstanding stock options as of December 31, 2007, 2006, and 2005, and changes during those years:

	2007	2007	2006	2006	2005	2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	1,939,624	$12.30	2,489,842	$ 12.32	2,259,732	$ 13.15
Granted	509,102	14.45	106,000	14.03	624,562	12.49
Terminated/canceled	(447,102)	15.42	(509,218)	13.35	(394,452)	17.37
Exercised	–	–	(147,000)	10.23	–	–
Outstanding at December 31	2,001,624	$ 12.16	1,939,624	$ 12.30	2,489,842	$12.32
Exercisable at December 31	1,881,624	$12.09	1,839,624	$ 12.36	2,026,624	$12.32
Fair value of options granted during the year		$ 4.83		$ 3.97		$ 4.14

The preceding table includes performance-based options that vest in relation to achieving defined performance criteria. The following table summarizes the status of outstanding performance-based stock options as of December 31, 2007, 2006, and 2005, and changes during those years:

	2007	2007	2006	2006	2005	2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	66,000	$10.74	456,218	$ 12.08	456,108	$16.26
Granted	413,102	15.17	–	–	384,562	12.10
Terminated/canceled	(413,102)	15.17	(378,218)	9.18	(384,452)	16.93
Exercised	–	–	(12,000)	10.71	–	–
Outstanding at December 31	66,000	$10.74	66,000	$ 10.74	456,218	$12.08
Exercisable at December 31	66,000	$10.74	66,000	$ 10.74	78,000	$10.74

As a result of not achieving certain operating profit levels for the years ended December 31, 2007, 2006, and 2005, no compensation expense was recorded for performance-based option grants.

Additional information regarding all grants outstanding and exercisable at December 31, 2007, is as follows:

(all dollar amounts in thousands, except per share data)

Range of Exercise Prices	Outstanding Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable Options	Weighted Average Exercise Price
$8.75 - $12.85	1,159,981	13.0	$9.94	1,099,981	$9.93
$12.98 - $18.50	841,643	11.8	15.22	781,643	15.31
Total	2,001,624			1,881,624	
Aggregate intrinsic value	$18			$18	

Notes to Consolidated Financial Statements
(continued)

For the year ended December 31, 2007, we estimated the fair value of each option on the date of grant using the binomial tree model and the following weighted average assumptions:

Average risk-free interest rate	4.76%
Expected dividend yield	2.60%
Expected volatility	32.41%
Expected term (years)	6.5

The average risk-free rate is determined on the grant date using the yield on zero-coupon U.S. Treasury strips. The rate is duration-matched to the term of the option, which may entail an extrapolation of the rate. The expected dividend yield is calculated using the ten year historical yield of Wausau Paper's dividends. The expected volatility assumption is based on a 20 percent weighting factor for implied volatilities of comparable exchange traded-options and an 80 percent weighting factor of the monthly average historical volatilities of Wausau Paper common stock over the expected life of the award. The expected term of the options is calculated using the remaining contractual lives of the grants and expected exercise and expected termination behavior based upon historical data for Wausau Paper.

The table below presents stock option exercise and vesting activity for the years ended December 31, 2007 and 2006:

	Year Ended December 31,	
(all dollar amounts in thousands)	**2007**	2006
Total intrinsic value of stock options exercised	$ –	$ 551
Cash received from stock option exercises	–	1,503
Income tax benefit from the exercise of stock options	–	102
Total fair value of stock options vested during period	182	156

Restricted Stock

On December 17, 2004, we granted 5,000 shares of restricted stock. In accordance with the plan, the 5,000 shares were valued at the fair value of Wausau Paper's stock on the date of grant and reflected in equity as a reduction in treasury stock outstanding. Compensation expense was recognized for the restricted stock award on a straight-line basis over the vesting period of the entire award with the balance of unearned compensation reflected in the equity section of the balance sheet. Under the plan, shares of restricted stock have voting rights. Cash dividends on the restricted shares were deferred and held by us until satisfaction of the vesting requirements which occurred on December 17, 2005. For the year ended December 31, 2005, $84,000 in expense was recognized for restricted stock. There were no issuances of restricted stock during the years ended December 31, 2007, 2006, or 2005.

Performance Units

Under the 2000 Stock Incentive Plan, we granted performance units that vested in relation to (1) achieving certain operating profit levels and (2) completion of a service requirement. Upon satisfaction of the vesting requirements, the performance units and a dividend equivalent calculated based upon shares earned will be paid out in whole shares of Wausau Paper's common stock, with fractional shares paid in cash. Prior to vesting, no shares are issued and performance units have no voting rights. Effective January 1, 2006, compensation expense is determined based upon the closing sales price of our common stock on the date of the award and is recognized over the requisite service period of the grant once we have determined that achievement of the performance condition is probable. If it is improbable that the performance condition will be met, no compensation cost is recognized. Service condition vesting ranges from zero to two years. For performance unit grants vested prior to the adoption of SFAS 123R, compensation cost was recognized as expense over the service period to the extent the fair market value of Wausau Paper's stock exceeded the grant price of the performance units until the measurement date. At the measurement date, total compensation expense was fixed and any unrecognized cost was expensed over the remaining service period.

The following table summarizes the activity relating to performance unit grants:

	2007	2006	2005
Outstanding at January 1 (number of units)	66,465	90,529	75,993
Granted	48,317	12,269	43,533
Terminated	(1,394)	(5,676)	(18,404)
Settled	(32,155)	(30,657)	(10,593)
Outstanding at December 31 (number of units)	81,233	66,465	90,529

Notes to Consolidated Financial Statements
(continued)

The aggregate intrinsic value of performance units outstanding at December 31, 2007, was approximately $0.7 million. Total compensation expense recognized for performance units for the years ended December 31 totaled $0.5 million in 2007, $0.5 million in 2006, and $0.4 million in 2005.

Stock Appreciation Rights

We maintain various stock appreciation rights plans that entitle certain management employees to receive cash equal to the sum of the appreciation in the value of the stock and the hypothetical value of cash dividends which would have been paid on the stock covered by the grant assuming reinvestment in Wausau Paper stock. The stock appreciation rights granted may be exercised in whole or in such installments and at such times as specified in the grant. In all instances, the rights lapse if not exercised within 20 years of the grant date.

The following table summarizes the activity relating to our stock appreciation rights plans:

	2007	2006	2005
Outstanding at January 1 (number of shares)	253,797	253,797	253,797
Terminated	–	–	–
Exercised	–	–	–
Outstanding and exercisable at December 31 (number of shares)	253,797	253,797	253,797
Price range of outstanding and exercisable rights:			
$4.06 - $9.58	243,797	243,797	243,797
$17.16	10,000	10,000	10,000

At December 31, 2007, the weighted average remaining contractual life on outstanding stock appreciation rights with an exercise price of between $4.06 and $9.58 was 2.1 years, and with an exercise price of $17.16 was 11 years.

Dividend Equivalents

We maintain a Dividend Equivalent Plan. Upon termination of employment, or at the time of exercise of options granted in tandem with the dividend equivalents, participants are entitled to receive the cash value of the grant. The cash value is determined by the sum of the value of cash dividends that would have been paid on the stock covered by the grant had it been actual stock and assuming all such hypothetical dividends had been reinvested in Wausau Paper stock. All of the outstanding dividend equivalents were fully vested as of January 1, 2006.

The following table summarizes the activity relating to our dividend equivalent plan:

	2007	2006	2005
Outstanding at January 1 (number of shares)	151,750	154,750	154,750
Exercised	–	(3,000)	–
Outstanding and exercisable at December 31 (number of shares)	151,750	151,750	154,750

For the year ended December 31, 2006, $8,827 was paid to a participant in settlement of outstanding dividend equivalent awards.

Effective January 1, 2006, share-based compensation provisions or credits related to stock appreciation rights and dividend equivalents are determined based upon a remeasurement to their fair value at each reporting period in accordance with the provisions of SFAS 123R. Prior to January 1, 2006, additions or reductions to compensation expense for stock appreciation rights and dividend equivalents were recognized in each period based upon the quoted market value of the shares and the exercise provisions. The (credit) provision for stock appreciation rights and dividend equivalents is shown in the following table.

(all dollar amounts in thousands)	2007	2006	2005
Stock appreciation rights	$(1,750)	$ 866	$(1,897)
Dividend equivalents	(224)	164	(175)
Total	$(1,974)	$ 1,030	$(2,072)

Notes to Consolidated Financial Statements
(continued)

Prior Year Pro forma Expense

The following table illustrates the effect on net earnings and earnings per share as if the fair value-based method provided by SFAS No. 123 had been applied for all outstanding and unvested awards for periods prior to the adoption of SFAS 123R:

(all dollar amounts in thousands, except per share data)	2005
Net loss:	
As reported	$(19,465)
Add: Total stock-based employee compensation credit under APB No. 25, net of related tax effects	(1,505)
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	468
Pro forma	$(20,502)
Net loss per share–basic:	
As reported	$ (0.38)
Pro forma	$ (0.40)
Net loss per share–diluted:	
As reported	$ (0.38)
Pro forma	$ (0.40)

Note 9 Commitments and Contingencies

Litigation and Other Claims

Wausau Paper may be involved from time to time in various legal and administrative proceedings or be subject to various claims in the normal course of its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, in the opinion of management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

Environmental Matters

We are subject to extensive regulation by various federal, state, provincial, and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations, including effluent and emission limitations, on the discharge of materials into the environment, as well as require us to obtain and operate in compliance with conditions of permits and other governmental authorizations. Future regulations could materially increase our capital requirements and certain operating expenses in future years.

In 1986, the Wisconsin Department of Natural Resources ("DNR") named a subsidiary of Wausau Paper as a potentially responsible party ("PRP") for the Gorski landfill in Mosinee, Wisconsin. Our estimate of remediation and water replacement costs associated with the landfill is approximately $1.5 million. These costs will likely be shared among the members of an ad hoc group of PRPs. We are of the opinion that our share of these costs will not have a material adverse effect on our operations, financial condition, or liquidity. We are continuing to pursue coverage of defense costs and liability coverage with our insurance carriers.

It is our policy to accrue remediation costs when it is probable that such costs will be incurred and when a range of loss can be reasonably estimated. Estimates of loss are developed based on currently available information including environmental studies performed by third-party experts and our past experience with these matters. Our accrued environmental liabilities, including all remediation and landfill closure costs, totaled $5.8 million and $5.7 million at December 31, 2007 and 2006, respectively. The provision for remediation and landfill costs was not significant for the years ended December 31, 2007, 2006, and 2005, respectively. We periodically review the status of all significant existing or potential environmental issues and adjust our accruals as necessary. The accruals do not reflect any possible future insurance recoveries. Estimates of costs for future remediation are necessarily imprecise due to, among other things, the identification of presently unknown remediation sites and the allocation of costs among PRPs. We believe that our share of the costs of cleanup for our current remediation site will not have a material adverse impact on our consolidated financial position. As is the case with most manufacturing and many other entities, there can be no assurance that we will not be named as a PRP at additional previously or currently owned sites in the future or that the costs associated with such additional sites would not be material.

Other Commitments

As of December 31, 2007, we were committed to spend approximately $3.1 million on capital projects, which were in various stages of completion.

We contract for the supply and delivery of natural gas at some of our facilities. Under these contracts, we are committed to the transportation of a fixed volume of natural gas from our natural gas suppliers to our facilities. We are not required to buy or sell minimum gas volumes under the agreement but are required to pay a minimum transportation fee for the contracted

Notes to Consolidated Financial Statements
(continued)

period. Contracts expire at various times between 2008 and 2019. At December 31, 2007, we also have commitments for the purchase of machine clothing from various suppliers and volume commitments for the supply of fuel oil, natural gas, coal, paper, and certain raw materials. These obligations expire between 2008 and 2010. We may also purchase, from time to time, natural gas contracts with fixed prices for a certain portion of our facility requirements.

Note 10 Preferred Share Purchase Rights Plan

We maintain a rights plan under which one preferred share purchase right is issued for each outstanding share of common stock. Each right entitles its holder to purchase 1 one-thousandth of a share of Series A Junior Participating Preferred Stock, at an exercise price of $60 per 1 one-thousandth of a preferred share, subject to adjustment. The rights will become exercisable only if a person or group (with certain exceptions) acquires beneficial ownership of 15% or more of the outstanding common stock (an "Acquiring Person"). Once exercisable, each holder of a right, other than the Acquiring Person, will thereafter have the right to receive common stock having a market value of two times the exercise price of the right. Upon the occurrence of certain events, each holder of a right, other than an Acquiring Person, will have the right to receive (in lieu of preferred shares) our common stock (or a successor company) that has a market value of two times the exercise price of the right. Until exercisable, the rights will not be issued or traded in separate form from the common stock. After any person or group becomes an Acquiring Person, and prior to the acquisition by the Acquiring Person of 50% or more of the common stock, we may exchange the rights, other than rights owned by the Acquiring Person, at an exchange ratio of one share per right (subject to adjustment). At any time prior to any person or group becoming an Acquiring Person, we may redeem the rights at a price of $0.01 per right. The rights will expire on October 31, 2008.

Note 11 Financial Instruments

Financial Instruments Consisted of the Following:

Cash and Cash Equivalents

The carrying amount approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable, Accounts Payable, and Accrued Liabilities

The carrying amounts approximate fair value due to the relatively short-term nature of these instruments.

Long-Term Debt

The fair value of our long-term debt is estimated based on current rates offered to us for debt of the same remaining maturities. At December 31, 2007 and 2006, the fair value of the long-term debt exceeded the carrying value by approximately $4.7 million and $3.3 million, respectively.

Interest Rate Agreement

Interest-rate swaps designated in fair value hedge relationships have been used by us in the past to mitigate the risk of reductions in the fair value of existing fixed-rate long-term notes due to decreases in LIBOR-based interest rates. Gains and losses on these instruments were reflected in interest expense in the period in which they occurred, and an offsetting gain or loss is also reflected in interest expense based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR-based interest rates. During 2001, the interest rate agreements were terminated. The amounts received from the swap counterparties at termination approximated the fair values of the swaps at the respective termination dates. The premium recorded on debt during the period the swaps were outstanding will continue to be amortized using the effective interest rate method over the remaining term of the respective debt instruments. Debt premium amortization reduced interest expense by approximately $0.7 million for the years ended December 31, 2007, 2006, and 2005.

Note 12 Segment Data

We have reclassified certain prior-year interim segment information to conform to the 2007 presentation. The reclassifications are the result of restructuring the assets and operating results of one facility from the Corporate and Unallocated segment to the Towel & Tissue segment.

Notes to Consolidated Financial Statements
(continued)

Factors Used to Identify Reportable Segments

Our operations are classified into three principal reportable segments: Specialty Products, Printing & Writing, and Towel & Tissue, each providing different products. Separate management of each segment is required because each business unit is subject to different marketing, production, and technology strategies.

Products From Which Revenue Is Derived

Specialty Products produces specialty papers at its manufacturing facilities in Rhinelander, Wisconsin; Mosinee, Wisconsin; and Jay, Maine. Specialty Products also includes two converting facilities that produce laminated roll-wrap and related specialty finishing and packaging products. Printing & Writing produces a broad line of premium printing and writing grades at manufacturing facilities in Brokaw, Wisconsin; and Brainerd, Minnesota. Printing & Writing segment information also includes the manufacturing facility in Groveton, New Hampshire, which ceased papermaking operations in December 2007. For additional information on the closure of the Groveton, New Hampshire mill, please see Note 2 to the Consolidated Financial Statements. Printing & Writing also includes a converting facility that converts printing and writing grades. Towel & Tissue produces a complete line of towel and tissue products that are marketed along with soap and dispensing systems for the "away-from-home" market. Towel & Tissue operates a paper mill in Middletown, Ohio, and a converting facility in Harrodsburg, Kentucky.

During 2007, no single customer accounted for 10% or more of our consolidated net sales. On a segment basis, two customers accounted for approximately 30% of Printing & Writing net sales and one customer accounted for approximately 14% of Towel & Tissue net sales, while no single customer of the Specialty Products' business segment comprised 10% or more of the respective segment net sales.

Measurement of Segment Profit and Assets

We evaluate performance and allocate resources based on operating profit or loss. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Reconciliations

The following are reconciliations to corresponding totals in the accompanying consolidated financial statements:

(all dollar amounts in thousands)	**2007**	2006	2005
Net sales			
external customers:			
Specialty Products	$ 488,343	$ 468,866	$ 459,028
Printing & Writing	444,516	431,022	378,073
Towel & Tissue	307,579	288,290	259,992
	$1,240,438	$1,188,178	$1,097,093
Operating profit (loss):			
Specialty Products	$ 4,433	$ 4,412	$ 10,371
Printing & Writing	(57,415)	(10,975)	(63,363)
Towel & Tissue	43,032	44,621	37,991
Corporate and eliminations	(3,817)	1,439	(8,128)
	$ (13,767)	$ 39,497	$ (23,129)
Segment assets:			
Specialty Products	$ 305,083	$ 319,387	$ 333,460
Printing & Writing	205,349	243,362	254,215
Towel & Tissue	178,214	184,140	178,896
Corporate and unallocated	55,551	52,225	53,942
	$ 744,197	$ 799,114	$ 820,513

Notes to Consolidated Financial Statements
(continued)

Other Significant Items

(all dollar amounts in thousands)	Depreciation, Depletion, and Amortization	Expenditures for Long-Lived Assets
2007		
Specialty Products	$22,857	$10,773
Printing & Writing	46,684	11,405
Towel & Tissue	24,110	6,515
Corporate and unallocated	679	1,395
	$94,330	$30,088
2006		
Specialty Products	$23,052	$13,305
Printing & Writing	12,382	6,505
Towel & Tissue	21,533	3,152
Corporate and unallocated	946	894
	$57,913	$23,856
2005		
Specialty Products	$24,756	$11,273
Printing & Writing	45,958	10,014
Towel & Tissue	19,945	9,769
Corporate and unallocated	895	438
	$91,554	$31,494

Company Geographic Data

We have no long-lived assets outside the United States. Net sales to customers within the United States and other countries, of which the majority relates to Canadian customers, are as follows:

(all dollar amounts in thousands)	**2007**	2006	2005
United States	$1,143,303	$1,099,165	$1,005,818
All foreign countries	97,135	89,013	91,275
	$1,240,438	$1,188,178	$1,097,093

Notes to Consolidated Financial Statements
(continued)

Quarterly Financial Data (Unaudited)

(all dollar amounts in thousands, except per share data)	First Quarter*	Second Quarter*	Third Quarter*	Fourth Quarter*	Annual
2007					
Net sales	$299,393	$317,235	$319,342	$304,468	$1,240,438
Gross profit (loss)	28,086	32,005	33,026	(15,418)	77,699
Operating profit (loss)	7,284	10,627	11,956	(43,634)	(13,767)
Net earnings (loss)	14,965	4,753	6,079	(27,622)	(1,825)
Net earnings (loss) per share basic and diluted	$ 0.29	$ 0.09	$ 0.12	$ (0.55)	$ (0.04)
2006**					
Net sales	$283,663	$297,286	$306,699	$300,530	$1,188,178
Gross profit	23,606	28,498	35,978	34,336	122,418
Operating profit	2,498	8,686	14,193	14,120	39,497
Net earnings (loss)	(536)	3,688	7,188	7,279	17,619
Net earnings (loss) per share—basic	$ (0.01)	$ 0.07	$ 0.14	$ 0.14	$ 0.35
Net earnings (loss) per share—diluted	$ (0.01)	$ 0.07	$ 0.14	$ 0.14	$ 0.34
2005**					
Net sales	$267,741	$275,291	$285,624	$268,437	$1,097,093
Gross profit	24,766	16,077	7,804	3,979	52,626
Operating profit (loss)	7,239	(2,476)	(11,530)	(16,362)	(23,129)
Net earnings (loss)	2,963	(3,176)	(9,212)	(10,040)	(19,465)
Net earnings (loss) per share basic and diluted	$ 0.06	$ (0.06)	$ (0.18)	$ (0.20)	$ (0.38)

* *In 2007, the first quarter includes state income tax benefits of $12.0 million and the second quarter includes state income tax charges of $0.4 million, primarily related to the release of valuation allowances on state net operating loss and credit carryovers of certain subsidiaries due to the reorganization of various subsidiaries which comprised our operating segments to align more closely to our operating structure. Also in 2007, the fourth quarter includes after-tax expense of $28.8 million ($45.9 million pre-tax) or $0.57 per share, related to closure costs and restructuring expenses as a result of the ceasing of papermaking operations at Printing & Writing's Groveton, New Hampshire mill. In 2005, the second, third, and fourth quarters include after-tax expense of $6.0 million ($9.5 million pre-tax) or $0.12 per share, $13.6 million ($20.8 million pre-tax) or $0.26 per share, and $5.1 million ($8.1 million pre-tax) or $0.10 per share, respectively, related to closure costs and restructuring expenses related to the closing of the sulfite pulp mill at Printing & Writing's Brokaw, Wisconsin facility.*

***The comparative interim financial data has been reclassified as a result of the adoption of FSP AUG AIR-1 in 2007. The adoption of this FSP affected our interim period reporting only and did not result in an adjustment to the annual consolidated financial statements.*

Market Prices For Common Shares (Unaudited)

	2007			2006			2005		
Quarter	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share	Price High	Price Low	Cash Dividends Paid Per Share
1st	$15.60	$13.57	$0.085	$14.35	$11.36	$0.085	$18.13	$13.57	$0.085
2nd	15.58	12.73	0.085	15.33	11.20	0.085	14.63	11.16	0.085
3rd	13.66	8.56	0.085	13.93	11.50	0.085	13.23	11.28	0.085
4th	12.12	8.60	0.085	15.48	13.07	0.085	12.63	10.08	0.085

All prices represent the high and the low sales prices for the common stock as reported on the New York Stock Exchange.

Management

CORPORATE

San W. Orr, Jr.	Chairman of the Board
Thomas J. Howatt	President and Chief Executive Officer
Stuart R. Carlson	Executive Vice President, Administration
Albert K. Davis	Executive Vice President, Specialty Products
Pete R. Chiericozzi	Senior Vice President, Towel & Tissue
Daniel R. Trettin	Senior Vice President, Printing & Writing
Scott P. Doescher	Senior Vice President, Finance, Secretary and Treasurer
Patrick J. Medvecz	Vice President, Technology
Henry C. Newell	Vice President, Business Development
Sherri L. Lemmer	Vice President, Corporate Controller/ Assistant Secretary and Treasurer
Steven E. Smith	Vice President, Supply Chain Management
Raymond A. Lighthart	Vice President, Corporate Information Technology
Matthew L. Urmanski	Vice President, Financial Analysis and Business Support

SPECIALTY PRODUCTS

Albert K. Davis	Executive Vice President, Specialty Products
Michael W. Nelson	Vice President, Sales and Marketing, Specialty Products
Gary R. Rudemiller	Vice President Operations, Specialty Products
Tony J. Marzofka	Vice President Operations, Mosinee
John P. Engel	Vice President and General Manager, Coated Products
Joseph A. Fierst	Vice President and General Manager, Converted Products
John E. Katchko	Vice President Product Development, Specialty Products
Ronald A. Leger	Vice President Finance, Specialty Products
Michael J. Behrens	Vice President Human Resources, Specialty Products

PRINTING & WRITING

Daniel R. Trettin	Senior Vice President, Printing & Writing
Charles M. Peth	Vice President Sales and Marketing, Printing & Writing
Jeffrey A. Verdoorn	Vice President Operations, Printing & Writing
David M. Atkinson	Vice President Operations, Groveton
Anna M. Skrobecki	Vice President Operations, Brainerd
Charles A. Herwig	Vice President Finance, Printing & Writing
Curtis R. Schmidt	Vice President Human Resources, Printing & Writing

TOWEL & TISSUE

Pete R. Chiericozzi	Senior Vice President, Towel & Tissue
Michael R. Wildenberg	Vice President Sales and Marketing, Towel & Tissue
Eric S. Leines	Vice President, Sales, Towel & Tissue
Mark H. Stanland	Vice President, Marketing, Towel & Tissue
Richard W. Early	Vice President Operations, Towel & Tissue
Clark L. Carter	Vice President Finance, Towel & Tissue
James A. McDonnell	Vice President Human Resources, Towel & Tissue

board of directors

San W. Orr, Jr.

Chairman of the Board

Mr. Orr is Chairman of the Board of the Company. He is also Advisor, Estates of A.P. Woodson and Family. He served as interim Chief Executive Officer of the Company in 2000, in 1994-1995, and in 1989-1990. He is also a Director of Marshall & Ilsley Corporation. He became a Director of the Company in 1970.

Thomas J. Howatt

President and CEO

Mr. Howatt is President and Chief Executive Officer of the Company. Previously he was Senior Vice President Printing & Writing (1997-2000), Vice President and General Manager Printing & Writing Division (1994-1997), Vice President and General Manager Wausau Papers of New Hampshire (1993-1994), Vice President Operations Brokaw Division (1990-1993) and Vice President Administration Brokaw Division (1987-1990). He became a Director of the Company in 2000.



left to right:

Dennis J. Kuester
Gary W. Freels
G. Watts Humphrey, Jr.
Andrew N. Baur
Thomas J. Howatt
San W. Orr, Jr.
David B. Smith, Jr.
Michael M. Knetter

Andrew N. Baur

Mr. Baur is Chairman of the Board of Southwest Bank of St. Louis, a wholly-owned subsidiary of Marshall & Ilsley Corporation. He is the former Chairman of the Board and CEO of Mississippi Valley Bancshares, Inc., and its subsidiary, Southwest Bank of St. Louis. He is a Director of Marshall & Ilsley Corporation and Bakers Footwear Group, Inc. He became a Director of the Company in 2004.

Gary W. Freels

Mr. Freels is President and Chief Executive Officer of Alexander Properties, Inc. (investment management). He became a Director of the Company in 1996.

G. Watts Humphrey, Jr.

Mr. Humphrey is President of GWH Holdings, Inc. (private investment company). He is also Chairman and CEO of International Plastics Equipment Group, Inc.; Chairman and CEO of Centria (metal building systems); and owner of Shawnee Farm (thoroughbred breeding/racing). He is also a Director of Churchill Downs Incorporated. He became a Director of the Company in 2007.

Michael M. Knetter

Mr. Knetter is Dean of the School of Business, University of Wisconsin–Madison. He was formerly Professor and Associate Dean of Tuck School of Business, Dartmouth College. He is also an Independent Trustee for Neuberger Berman Funds, a Director of Northwestern Mutual Series Fund, Inc., and a Director of Great Wolf Resorts, Inc. He became a Director of the Company in 2005.

Dennis J. Kuester

Mr. Kuester is Chairman of the Board and former CEO of Marshall & Ilsley Corporation. He is also Chairman of the Board of Metavante Technologies, Inc. and a Director of Modine Manufacturing Company. He became a Director of the Company in 2001.

David B. Smith, Jr.

Mr. Smith is a business consultant. He was formerly Vice President, Labor Relations, Weyerhaeuser Company. He became a Director of the Company in 1972.



General Information

Corporate Office

100 Paper Place (ph) 715-693-4470
Mosinee, WI 54455 (fx) 715-692-2082

www.wausaupaper.com

Form 10-K

A copy of Wausau Paper's Annual Report to the Securities and Exchange Commission (Form 10-K) may be obtained, without charge, by visiting our Web site, www.wausaupaper.com, or by sending a written request to:

Perry D. Grueber Director Investor Relations
Wausau Paper
100 Paper Place
Mosinee, WI 54455

The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Form 10-K.

Stock Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

Stock Price Performance Graph
Cumulative Total Return


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2002
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2006
2007
Wausau Paper Corp.
Paper & Paper Products
Russell 2000 Index

Stock Exchange

Wausau Paper Corp. common stock is listed on the New York Stock Exchange under the symbol "WPP."

The Annual CEO Certification required under the NYSE Corporate Governance listing standards was filed with the Exchange in 2007 without qualification.

Dividend Reinvestment and Stock Purchase Plan

Wausau Paper offers a Dividend Reinvestment and Stock Purchase Plan to its shareholders. The Plan is designed to make it convenient for shareholders to purchase additional shares of Wausau Paper stock with cash dividends or with additional voluntary cash investments. Beneficial shareholders (shares held by brokers in the name of the investment firm) should contact their broker in order to participate in the Dividend Reinvestment and Stock Purchase Plan. Registered shareholders (shares held in shareholders' names) should direct inquiries and communications regarding the Plan to:

Continental Stock Transfer & Trust Company
17 Battery Place, 8th floor
New York, NY 10004
Toll-Free: 800-509-5586

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
555 East Wells Street
Milwaukee, WI 53202

Production Notes

Cover	Wausau Paper – Royal Fiber – Kraft, 80 lb. Cover
Narrative	Wausau Paper – Royal SilkPlus – Natural, 100 lb. Text (custom)
Financials	Wausau Paper – Royal SilkPlus – Brilliant White, 100 lb. Text (98 brightness)

The Wausau Paper products used in this annual report are FSC certified to contain product from well-managed forests and other controlled sources. Wausau Paper's FSC Cert. No. is SW-COC-[illegible]724.

Royal Fiber – Kraft and Royal SilkPlus – Natural contain 30% recycled post-consumer fiber and are Green Seal™ certified.

Products earning certifications meet strict environmental standards for printing and writing papers including recycled paper content.

Independent Printing Company, Inc. is a Forest Stewardship Council (FSC) Chain of Custody certified printer (No. SW-COC-[illegible]886).

The entire report can be recycled in collection programs that accept mixed paper. Thank you for recycling.

END

wausauPAPER

100 Paper Place
Mosinee, WI 54455
ph: 715-693-4470
fx: 715-692-2082
wausaupaper.com